OSISKO GOLD ROYALTIES LTD

. . . . . . . . . . . . . . . . . .

Consolidated Financial Statements

For the years

ended

December 31, 2020 and 2019

Osisko Gold Royalties Ltd Consolidated Financial Statements

Management's Report on Internal Control over Financial Reporting

Osisko Gold Royalties Ltd's (the "Company's") management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (United States), as amended.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2020. The Company's management conducted an evaluation of the Company's internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company's management's assessment, the Company's internal control over financial reporting is effective as at December 31, 2020.

On August 21, 2020, the Company completed its acquisition of the San Antonio gold project ("San Antonio") through the acquisition of Sapuchi Minera S. de R.L. de C.V. Accordingly, the acquired assets and liabilities of San Antonio are included in our consolidated balance sheet as at December 31, 2020 and the results of its operations and cash flows are reported in our consolidated statement of income (loss) and cash flows from August 21, 2020 to December 31, 2020. We have elected to exclude San Antonio from the Company's assessment of internal control over financial reporting as of December 31, 2020.  San Antonio represented approximately 4.0% of the consolidation total assets and had no revenues for the year ended December 31, 2020.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2020 has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their report which is located on the next pages.

(signed) Sandeep Singh, Chief Executive Officer	(signed) Frédéric Ruel, Chief Financial Officer

February 24, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Osisko Gold Royalties Ltd

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Osisko Gold Royalties Ltd and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded the San Antonio gold project (San Antonio) from its assessment of internal control over financial reporting as of December 31, 2020 because it was acquired by the Company during the year ended December 31, 2020. We have also excluded San Antonio from our audit of internal control over financial reporting. San Antonio’s total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 4% and 0%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2020.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of impairment indicators of royalty, stream and other interests

As described in notes 4, 6 and 16 to the consolidated financial statements, the Company’s royalty, stream and other interests carrying amount was $1,116.1 million as of December 31, 2020. Management assesses at each reporting date whether there are indicators that the carrying amount may not be recoverable which give rise to the requirement to conduct a formal impairment test. Impairment is assessed at the cash-generating unit (CGU) level, which is usually at the individual royalty, stream and other interest level for each property from which cash inflows are generated. Management uses judgement when assessing whether there are indicators of impairment, including a significant change in mineral reserve and resources, significant negative industry or economic trends, significantly lower production than expected, a significant change in current or forecast commodity prices and other relevant operator and financial information.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators of royalty, stream and other interests is a critical audit matter are (i) the judgement by management when assessing whether there were indicators of impairment which would require a formal impairment test to be performed; and (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures to evaluate audit evidence related to management’s assessment of impairment indicators, including a significant change in mineral reserve and resources, significant negative industry or economic trends, significantly lower production than expected, a significant change in current or forecast commodity prices and other relevant operator and financial information.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of impairment indicators of royalty, stream and other interests. These procedures also included, among others, evaluating the reasonableness of management’s assessment of impairment indicators for a sample of royalty, stream and other interests, related to a significant change in mineral reserve and resources, significant negative industry or economic trends, significantly lower production than expected, a significant change in current or forecast commodity prices and other relevant operator and financial information by considering (i) current and past performance of royalty, stream and other interests; (ii) consistency with external market and industry data; (iii) publicly disclosed or other relevant information by operators of royalty, stream and other interests; and (iv) whether management’s assessment of impairment indicators of royalty, stream and other interests was consistent with evidence obtained in other areas of the audit.

Impairment of royalty, stream and other interests – Renard diamond stream

As described in notes 4, 6 and 16 to the consolidated financial statements, the Company’s royalty, stream and other interests carrying amount was $1,116.1 million as of December 31, 2020. In March 2020, the selling price of diamonds decreased significantly as a result of the impact of the COVID-19 pandemic on the diamond market. On March 24, 2020, activities at the Renard diamond mine were suspended, and on April 15, 2020, the operator of the Renard diamond mine announced the extension of the care and maintenance period of its operations due to depressed diamond market conditions. These were considered indicators of impairment among other facts and circumstances, and accordingly, management performed an impairment test of the Renard diamond stream as of March 31, 2020. An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount. On March 31, 2020, management wrote down the Renard diamond stream to its recoverable amount of $40.0 million, which resulted in an impairment charge of $26.3 million for the year ended December 31, 2020. Management estimated the recoverable amount as value-in-use using discounted cash-flows approaches and estimated probabilities of different restart scenarios. Management used judgement and assumptions when estimating cash flow projections for the Renard diamond stream, including the expected sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on the expected long-term diamond price, discount rate and weighted probabilities of different restart scenarios.

The principal considerations for our determination that performing procedures relating to the impairment of the Company’s Renard diamond stream is a critical audit matter are (i) the judgement by management when developing the recoverable amount estimate of the Renard diamond stream; (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management’s assumptions related to the expected sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on the expected long-term diamond price, discount rate and weighted probabilities of different restart scenarios; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s recoverable amount estimate of the Company’s Renard diamond stream, including controls over the assumptions used in the recoverable amount estimate. These procedures also included, among others, testing management’s process for developing the recoverable amount estimate of the Renard diamond stream; evaluating the appropriateness of the discounted cash flow model; testing the completeness and accuracy of underlying data used in the model; and evaluating the reasonableness of assumptions used by management. Evaluating the reasonableness of the assumptions used by management related to the expected sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on the expected long-term diamond price and weighted probabilities of different restart scenarios, involved considering current and past performance of the Renard diamond mine, consistency with external market and industry data, information provided by the operator of the Renard diamond mine, whether these assumptions were consistent with evidence obtained in other areas of the audit and by performing sensitivity analyses. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain assumptions, such as the discount rate.

/s/PricewaterhouseCoopers LLP1

Montréal, Canada
February 24, 2021

We have served as the Company's auditor since 2006.

____________________

1 CPA auditor, CA, public accountancy permit No. A123475

Osisko Gold Royalties Ltd Consolidated Balance Sheets As at December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars)

		December 31,	December 31,
		2020	2019
	Notes	$	$

Assets

Current assets

Cash	10	302,524	108,223
Short-term investments	11	3,501	20,704
Amounts receivable	12	12,894	6,330
Inventories	13	10,025	1,656
Other assets	13	6,244	3,516
		335,188	140,429

Non-current assets

Investments in associates	14	119,219	103,640
Other investments	15	157,514	67,886
Royalty, stream and other interests	16	1,116,128	1,130,512
Mining interests and plant and equipment	17	489,512	343,693
Exploration and evaluation	18	42,519	42,949
Goodwill	19	111,204	111,204
Other assets	13	25,820	6,940
		2,397,104	1,947,253

Liabilities

Current liabilities

Accounts payable and accrued liabilities	20	46,889	18,772
Dividends payable	23	8,358	7,874
Current portion of long-term debt	22	49,867	-
Provisions and other liabilities	21	4,431	1,289
		109,545	27,935

Non-current liabilities

Provisions and other liabilities	21	41,536	29,365
Long-term debt	22	350,562	349,042
Deferred income taxes	26	54,429	47,465
		556,072	453,807

Equity

Share capital	23	1,776,629	1,656,350
Warrants	24	18,072	18,072
Contributed surplus		41,570	37,642
Equity component of convertible debentures	22	17,601	17,601
Accumulated other comprehensive income		48,951	13,469
Deficit		(174,458)	(249,688)
Equity attributable to Osisko Gold Royalties Ltd's shareholders		1,728,365	1,493,446
Non-controlling interests		112,667	-
Total equity		1,841,032	1,493,446
		2,397,104	1,947,253

APPROVED ON BEHALF OF THE BOARD

(signed) Sean Roosen, Director	(signed) Joanne Ferstman, Director

The notes are an integral part of these consolidated financial statements.	8

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2020	2019
	Notes	$	$

Revenues	27	213,630	392,599

Cost of sales	27	(63,700)	(262,881)
Depletion of royalty, stream and other interests	16	(45,605)	(47,009)
Gross profit		104,325	82,709

Other operating expenses
General and administrative	27	(25,901)	(23,682)
Business development	27	(10,290)	(6,122)
Gain on disposal of an offtake interest	16	-	7,636
Exploration and evaluation	27	(131)	(191)
Impairment of assets	16,18	(26,300)	(243,576)
Operating income (loss)		41,703	(183,226)
Interest income		4,582	4,632
Finance costs		(26,131)	(23,548)
Foreign exchange gain (loss)		1,023	(1,859)
Share of loss of associates	14	(7,657)	(22,209)
Other gains (losses), net	27	13,622	(48,385)
Earnings (loss) before income taxes		27,142	(274,595)
Income tax (expense) recovery	26	(10,913)	40,400
Net earnings (loss)		16,229	(234,195)

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders		16,876	(234,195)
Non-controlling interests		(647)	-
Net earnings (loss) per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted	29	0.10	(1.55)

The notes are an integral part of these consolidated financial statements.	9

Osisko Gold Royalties Ltd Consolidated Statements of Comprehensive Income (Loss) For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars)

	2020	2019
	$	$

Net earnings (loss)	16,229	(234,195)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of income (loss)

Changes in fair value of financial assets at fair value through comprehensive income	40,993	13,285
Income tax effect	(9,319)	(1,728)

Share of other comprehensive income (loss) of associates	1,506	(352)

Items that may be reclassified to the consolidated statement of income (loss)

Currency translation adjustments	(4,555)	(29,164)

Disposal of an investment in an associate

Reclassification to the statements of income (loss) of the other comprehensive loss	-	695
Income tax effect	-	(92)
Other comprehensive income (loss)	28,625	(17,356)
Comprehensive income (loss)	44,854	(251,551)

Comprehensive income (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders	45,501	(251,551)
Non-controlling interests	(647)	-

The notes are an integral part of these consolidated financial statements.	10

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars)

		2020	2019
	Notes	$	$
Operating activities
Net earnings (loss)		16,229	(234,195)
Adjustments for:
Share-based compensation		9,361	8,320
Depletion and amortization		46,904	48,270
Net gain on disposal of an offtake interest		-	(7,636)
Impairment of assets		26,300	248,300
Finance costs		8,409	7,161
Share of loss of associates		7,657	22,209
Net gain on acquisition of investments		(3,827)	(1,006)
Change in fair value of financial assets at fair value through profit and loss		(2,387)	1,089
Net (gain) loss on dilution of investments in associates		(10,381)	3,687
Net (gain) loss on disposal of investments		(5,357)	27,391
Impairment of investments		7,998	12,500
Foreign exchange loss		(652)	1,901
Deferred income tax expense (recovery)		3,760	(41,197)
Deemed listing fees of Osisko Development	7	1,751	-
Other		479	(416)
Net cash flows provided by operating activities before changes in non-cash working capital items		106,244	96,378
Changes in non-cash working capital items	30	1,734	(4,780)
Net cash flows provided by operating activities		107,978	91,598

Investing activities
Net disposal (acquisition) of short-term investments		412	(39,597)
Cash acquired through the acquisition of Barkerville	9	-	8,312
Transaction fees paid on acquisition of Barkerville	9	-	(1,513)
Acquisition of the San Antonio gold project	8	(52,208)	-
Acquisition of investments		(49,194)	(62,815)
Proceeds on disposal of investments		10,864	130,128
Acquisition of royalty and stream interests		(66,062)	(77,814)
Proceeds on disposal of royalty and stream interests		-	57,016
Mining assets and plant and equipment		(71,828)	(6,321)
Exploration and evaluation expenses, net of tax credits		(202)	166
Reclamation deposits		4,762	-
Other		357	-
Net cash flows (used in) provided by investing activities		(223,099)	7,562

Financing activities
Private placement of common shares	23	85,000	-
Investments from minority shareholders	23	214,323	-
Share issue expenses from investments from minority shareholders	23	(5,965)	-
Exercise of share options and shares issued under the share purchase plan		7,835	21,783
Increase in long-term debt		71,660	19,772
Repayment of long-term debt		(19,205)	(30,000)
Common shares acquired and cancelled through a share repurchase		-	(129,486)
Normal course issuer bid purchase of common shares		(3,933)	(13,533)
Dividends paid		(28,914)	(27,455)
Other		(3,940)	(2,991)
Net cash flows provided by (used in) financing activities		316,861	(161,910)

Increase (decrease) in cash before effects of exchange rate changes on cash		201,740	(62,750)
Effects of exchange rate changes on cash		(7,439)	(3,292)
Increase (decrease) in cash		194,301	(66,042)
Cash - January 1		108,223	174,265
Cash - December 31	10	302,524	108,223

Additional information related to the consolidated statements of cash flows is presented in Note 30.

The notes are an integral part of these consolidated financial statements.	11

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the year ended December 31, 2020
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd's shareholders
		Number of				Equity	Accumulated
		common		Warrants		component of	other	Retained		Non-
		shares	Share		Contributed	convertible	comprehensive	earnings		controlling
	Notes	outstanding	capital		surplus	debenture	income (loss)(i)	(deficit)	Total	interests	Total
			$	$	$	$	$	$	$	$	$
Balance - January 1, 2020		156,951,952	1,656,350	18,072	37,642	17,601	13,469	(249,688)	1,493,446	-	1,493,446

Net earnings (loss)		-	-	-	-	-	-	16,876	16,876	(647)	16,229
Other comprehensive income		-	-	-	-	-	28,625	-	28,625	-	28,625
Comprehensive income (loss)		-	-	-	-	-	28,625	16,876	45,501	(647)	44,854

Private placement	23	7,727,273	85,000	-	-	-	-	-	85,000	-	85,000
Issue costs, net of taxes		-	(136)	-	-	-	-	-	(136)	-	(136)
Income tax impact on prior year issue costs		-	3,644	-	-	-	-	-	3,644	-	3,644
Net investments from minority shareholders, net of taxes	7	-	-	-	-	-	-	-	-	209,892	209,892
Deemed acquisition of Barolo Ventures Corp.	7	-	-	-	-	-	-	-	-	1,751	1,751
Acquisition of the San Antonio gold project	8	1,011,374	15,846	-	-	-	-	-	15,846	-	15,846
Gain on dilution of non-controlling interests		-	-	-	-	-	-	98,329	98,329	(98,329)	-
Acquisition of royalty interests paid in shares		250,000	3,880	-	-	-	-	-	3,880	-	3,880
Dividends declared	23	-	-	-	-	-	-	(32,838)	(32,838)	-	(32,838)
Shares issued - Dividends reinvestment plan	23	268,173	3,440	-	-	-	-	-	3,440	-	3,440
Shares issued - Employee share purchase plan		30,388	391	-	-	-	-	-	391	-	391
Share options - Shared-based compensation		-	-	-	3,104	-	-	-	3,104	-	3,104
Share options exercised		232,964	3,932	-	(857)	-	-	-	3,075	-	3,075
Replacement share options exercised		440,506	5,976	-	(1,461)	-	-	-	4,515	-	4,515
Restricted share units to be settled in common shares:
Share-based compensation		-	-	-	5,835	-	-	-	5,835	-	5,835
Settlement		145,694	1,984	-	(4,247)	-	-	(279)	(2,542)	-	(2,542)
Income tax impact		-	-	-	358	-	-	-	358	-	358
Deferred share units to be settled in common shares:
Share-based compensation		-	-	-	1,113	-	-	-	1,113	-	1,113
Settlement		19,330	255	-	(266)	-	-	(1)	(12)	-	(12)
Income tax impact		-	-	-	349	-	-	-	349	-	349
Normal course issuer bid purchase of common shares	23	(429,722)	(3,933)	-	-	-	-	-	(3,933)	-	(3,933)
Transfer of realized other comprehensive income of Associates, net of income taxes		-	-	-	-	-	(414)	414	-	-	-
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of income taxes		-	-	-	-	-	7,271	(7,271)	-	-	-
Balance - December 31, 2020 (ii)		166,647,932	1,776,629	18,072	41,570	17,601	48,951	(174,458)	1,728,365	112,667	1,841,032

(i) As at December 31, 2020, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statements of income (loss) amounting to $20.8 million and items that may be recycled to the consolidated statements of income (loss) amounting to $28.1 million.

(ii) As at December 31, 2020, there are 167,165,341 common shares issued, of which 517,409 are deemed to have been repurchased given that one of the Company's associates owns some of the Company's common shares.

The notes are an integral part of these consolidated financial statements.	12

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the year ended December 31, 2019
(tabular amounts expressed in thousands of Canadian dollars)

		Number of				Equity	Accumulated
		common		Warrants		component of	other	Retained
		shares	Share		Contributed	convertible	comprehensive	earnings
	Notes	outstanding	capital		surplus	debenture	income (loss)(i)	(deficit)	Total
			$	$	$	$	$	$	$
Balance - January 1, 2019		155,443,351	1,609,162	30,901	21,230	17,601	23,499	69,202	1,771,595

Adoption of IFRS 16		-	-	-	-	-	-	(383)	(383)

Net loss		-	-	-	-	-	-	(234,195)	(234,195)
Other comprehensive loss		-	-	-	-	-	(17,356)	-	(17,356)
Comprehensive loss		-	-	-	-	-	(17,356)	(234,195)	(251,551)

Acquisition of Barkerville	9	13,560,832	160,564	-	1,912	-	-	-	162,476
Deemed repurchase of shares held by an associate		(517,409)	(6,100)	-	-	-	-	-	(6,100)
Dividends declared	23	-	-	-	-	-	-	(29,977)	(29,977)
Shares issued - Dividends reinvestment plan		198,609	2,427	-	-	-	-	-	2,427
Shares issued - Employee share purchase plan		34,550	466	-	-	-	-	-	466
Share options:
Share options - Shared-based compensation		-	-	-	2,899	-	-	-	2,899
Share options exercised		1,355,531	25,119	-	(5,343)	-	-	-	19,776
Replacement share options exercised		148,984	2,632	-	(917)	-	-	-	1,715
Restricted share units to be settled in common shares:
Share-based compensation		-	-	-	4,059	-	-	-	4,059
Settlement		89,246	874	-	(1,872)	-	-	(346)	(1,344)
Income tax impact		-	-	-	(57)	-	-	-	(57)
Deferred share units to be settled in common shares:
Transfer of units from cash-settled to equity-settled		-	-	-	3,722	-	-	-	3,722
Share-based compensation		-	-	-	545	-	-	-	545
Settlement		7,875	104	-	(222)	-	-	-	(118)
Income tax impact		-	-	-	(50)	-	-	-	(50)
Normal course issuer bid purchase of common shares	23	(983,900)	(10,198)	-	-	-	-	(1,633)	(11,831)
Common shares acquired and cancelled through a share repurchase	23	(12,385,717)	(128,516)	-	(1,093)	-	-	(45,030)	(174,639)
Issue costs, net of income taxes		-	(184)	-	-	-	-	-	(184)
Warrants expired	24	-	-	(12,829)	12,829	-	-	-	-
Transfer of realized gain on financial assets at fair value through other comprehensive income		-	-	-	-	-	7,326	(7,326)	-
Balance - December 31, 2019 (ii)		156,951,952	1,656,350	18,072	37,642	17,601	13,469	(249,688)	1,493,446

(i) As at December 31, 2019, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statement of income (loss) amounting to ($19.2 million) and items that may be recycled to the consolidated statement of income (loss) amounting to $32.7 million.

(ii) As at December 31, 2019, there are 157,469,361 common shares issued, of which 517,409 are deemed to have been repurchased given that one of the Company's associates owns some of the Company's common shares.

The notes are an integral part of these consolidated financial statements.	13

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together "Osisko" or the "Company") are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

In November 2020, Osisko completed the spin-out transaction of its mining assets and certain equity investments to Osisko Development Corp. ("Osisko Development"), a newly created company engaged in the exploration, evaluation and development of mining projects in Canada and in Mexico (Note 7). The common shares of Osisko Development began trading on the TSX Venture Exchange (the "TSX-V") on December 2, 2020 under the symbol "ODV". On December 31, 2020, Osisko held an interest of 84.1% in Osisko Development and, as a result, the assets, liabilities, results of operations and cash flows of the Company consolidate the activities of Osisko Development and its subsidiaries. Osisko Development's main asset is the Cariboo gold project in Canada.

2. Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The accounting policies, methods of computation and presentation applied in these consolidated financial statements are consistent with those of the previous financial year, except as otherwise disclosed in Note 3. The Board of Directors approved the audited consolidated financial statements for issue on February 24, 2021.

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty. Several of Osisko's operating counterparties announced temporary operational restrictions during the first and second quarter of 2020 due to the ongoing COVID-19 pandemic, including reduced activities and operations placed on care and maintenance. As of December 31, 2020, all operators have restarted their activities and most have reached their pre-COVID-19 level of operations. However, in the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to the potential impact of COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

3. New accounting standard

Amendments to IAS 1 Presentation of Financial Statements

The IASB has made amendments to IAS 1 Presentation of Financial Statements which use a consistent definition of materiality throughout IFRS and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.  In particular, the amendments clarify that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. Materiality depends on the nature or magnitude of information, or both. An entity assesses whether information, either individually or in combination with other information, is material in the context of its financial statements taken as a whole. The Company adopted IAS 1 on January 1, 2020, which did not have a significant impact on the consolidated financial statements disclosures.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies

The significant accounting policies applied in the preparation of the consolidated financial statements are described below.

a) Basis of measurement

The consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial assets at fair value (including derivative instruments).

b) Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business are measured at fair value at the date of acquisition. Provisional fair values estimated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date. Any excess of the consideration paid is treated as goodwill, and any bargain gain is immediately recognized in the statement of income (loss) and comprehensive income (loss). If control is lost as a result of a transaction, the participation retained is recognized on the balance sheet at fair value and the difference between the fair value recognized and the carrying value as at the date of the transaction is recognized in the statement of income (loss). Acquisition costs are expensed as incurred.

The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of acquiree's identifiable net assets.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences (generally at the closing date when the acquirer legally transfers the consideration).

c) Non-controlling interests

Non-controlling interests represent an equity interest in a subsidiary owned by an outside party. The share of net assets of the subsidiary attributable to the non-controlling interests is presented as a component of equity. Their share of net income or loss and comprehensive income or loss is recognized directly in equity. Changes in the Company's ownership interest in the subsidiary that do not result in a loss of control are accounted for as equity transactions.

d) Consolidation

The Company's financial statements consolidate the accounts of Osisko Gold Royalties Ltd and its subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation. Subsidiaries are all entities over which the Company has the ability to exercise control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to Osisko and are de-consolidated from the date that control ceases.  Accounting policies of subsidiaries are consistent with the policies adopted by Osisko.

The principal subsidiaries of the Company, their geographic locations, related participation and principal operating segment (Note 33) at December 31, 2020 and 2019 were as follows:

Entity	Jurisdiction	Participation	Functional currency	Operating Segment

Osisko Development Corp.(i)	Québec	84.1%	Canadian dollar	Exploration/development of mining projects
Osisko Bermuda Limited	Bermuda	100%	United States dollar	Royalties, streams and similar interests
Osisko Mining (USA) Inc.	Delaware	100%	United States dollar	Royalties, streams and similar interests

(i) The following entities are wholly-owned subsidiaries of Osisko Development Corp. since November 25, 2020 (Note 7): Barkerville Gold Mines Ltd. (British Columbia), Coulon Mines Inc. (Canada), General Partnership Osisko James Bay (Québec) and Sapuchi Minera S. de R.L. de C.V. (Mexico) (Pesos as functional currency). Prior to that date, these subsidiaries were wholly-owned by the Company.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

e) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each consolidated entity and associate of the Company are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the parent Company and some of its subsidiaries.

Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. Gains and losses from these translations are recognized as currency translation adjustment in other comprehensive income or loss.

(ii) Transactions and balances

Foreign currency transactions, including revenues and expenses, are translated into the functional currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation's functional currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of income (loss).

Non-monetary assets and liabilities are translated at historical rates, unless such assets and liabilities are carried at fair value, in which case, they are translated at the exchange rate in effect at the date of the fair value measurement. Changes in fair value attributable to currency fluctuations of non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the consolidated statement of income (loss) as part of the fair value gain or loss. Such changes in fair value of non-monetary financial assets, such as equities classified at fair value through other comprehensive income, are included in other comprehensive income or loss.

f) Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

f) Financial instruments (continued)

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.

(i) Financial assets

Debt instruments

Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value, including derivatives that are assets, are carried at fair value with changes in fair value recorded in net income or loss unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealized gains and losses are initially recognized in other comprehensive income or loss for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or derecognition.

Equity instruments

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income or loss. Equity instruments that are not held for trading can be irrevocably designated at fair value through other comprehensive income or loss on initial recognition without subsequent reclassification to net income or loss. Cumulative gains and losses are transferred from accumulated other comprehensive income (loss) to retained earnings upon derecognition of the investment. Dividend income on equity instruments measured at fair value through other comprehensive income or loss is recognized in the statement of income (loss) on the ex-dividend date.

(i) Financial liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, are subsequently measured at fair value.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

f) Financial instruments (continued)

The Company has classified its financial instruments as follows:

Category	Financial instrument

Financial assets at amortized cost	Bank balances
Short-term debt securities
Notes and loans receivable
Trade receivables
Interest income receivable
Amounts receivable from associates and other receivables
Reclamation deposits

Financial assets at fair value through profit or loss	Investments in derivatives and convertible debentures

Financial assets at fair value through other comprehensive income or loss	Investments in shares and equity instruments, other than in derivatives

Financial liabilities at amortized cost	Accounts payable and accrued liabilities
Liability component of convertible debentures
Borrowings under revolving credit facilities

Derivatives

Derivatives, other than warrants held in mining exploration and development companies, are only used for economic hedging purposes and not as speculative investments. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

g) Impairment of financial assets

At each reporting date, the Company assesses, on a forward-looking basis, the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in the credit risk or if a simplified approach has been selected.

The Company has two principal types of financial assets subject to the expected credit loss model:

  Trade receivables; and
  Investments in debt instruments measured at amortized cost.

Amounts receivable

The Company applies the simplified approach permitted by IFRS 9 for trade receivables (including amounts receivable from associates and other receivables), which requires lifetime expected credit losses to be recognized from initial recognition of the receivables.

Investments in debt instruments

To the extent that a debt instrument at amortized cost is considered to have low credit risk, which corresponds to a credit rating within the investment grade category and the credit risk has not increased significantly, the loss allowance is determined on the basis of 12-month expected credit losses. If the credit risk has increased significantly, the lifetime expected credit losses are recognized.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

h) Cash

Cash includes demand deposits held with banks.

i) Refundable tax credits for mining exploration expenses

The Company is entitled to refundable tax credits on qualified mining exploration and evaluation expenses incurred in the provinces of Québec and British-Columbia. The credits are accounted for against the exploration and evaluation expenses incurred.

j) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis.

k) Investments in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company's investments in its associates are included in the Company's results according to the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company's share of profits or losses of associates after the date of acquisition. The Company's share of profits or losses is recognized in the consolidated statement of income (loss) and its share of other comprehensive income or loss of associates is included in other comprehensive income or loss.

Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company's interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of income or loss.

The Company assesses at each reporting date whether there is any objective evidence that its investments in associates are impaired. If impaired, the carrying value of the Company's share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal and value-in-use) and charged to the consolidated statement of income or loss.

l) Royalty, stream and other interests

Royalty, stream and other interests consist of acquired royalty, stream and other interests in producing, development and exploration and evaluation stage properties. Royalty, stream and other interests are recorded at cost and capitalized as tangible assets. They are subsequently measured at cost less accumulated depletion and depreciation and accumulated impairment losses. The major categories of the Company's interests are producing, development and exploration and evaluation. Producing assets are those that have generated revenue from steady-state operations for the Company. Development assets are interests in projects that are under development, in permitting or feasibility stage and that in management's view, can be reasonably expected to generate steady-state revenue for the Company in the near future. Exploration and evaluation assets represent properties that are not yet in development, permitting or feasibility stage or that are speculative in nature and are expected to require several years to generate revenue, if ever, or are currently not active.

Producing and development royalty, stream and other interests are recorded at cost and capitalized in accordance with IAS 16 Property, Plant and Equipment. Producing royalty, stream and other interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable mineral reserves specifically associated with the properties and may include a portion of resources expected to be converted into mineral reserves. Management relies on information available to it under contracts with the operators and / or public disclosures for information on proven and probable mineral reserves and resources from the operators of the producing royalty, stream and other interests.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

l) Royalty, stream and other interests (continued)

On acquisition of a producing or a development royalty, stream and other interest, an allocation of the acquisition cost is made for the exploration potential based on its fair value. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated mineral reserve and resource information obtained from the operators of the properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest.

Royalty, stream and other interests for exploration and evaluation assets are recorded at cost and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. Acquisition costs of exploration and evaluation royalty, stream and other interests are capitalized and are not depleted until such time as revenue-generating activities begin.

Producing and development royalty, stream and other interests are reviewed for impairment at each reporting date if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of Cash-Generating Units (''CGU'') which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream and other interest level for each property from which cash inflows are generated.

Royalty, stream and other interests for exploration and evaluation assets are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. An interest that has previously been classified as exploration and evaluation is also assessed for impairment before reclassification to development or producing, and the impairment loss, if any, is recognized in net income.

m) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

Depreciation is calculated to amortize the cost of the property and equipment less their residual values over their estimated useful lives using the straight-line method and following periods by major categories:

Leasehold improvements Lease term

Furniture and office equipment 3-7 years

Exploration equipment and facilities 3-20 years

Mining plant and equipment (development) 5-20 years

Right-of-use assets Lessor of useful life and lease term

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains or losses, net in the consolidated statement of income (loss).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

n) Exploration and evaluation expenditures

Exploration and evaluation assets are comprised of exploration and evaluation expenditures and mining properties acquisition costs for exploration and evaluation assets. Expenditures incurred on activities that precede exploration and evaluation, being all expenditures incurred prior to securing the legal rights to explore an area, are expensed immediately. Exploration and evaluation assets include rights in mining properties, paid or acquired through a business combination or an acquisition of assets, and costs related to the initial search for mineral deposits with economic potential or to obtain more information about existing mineral deposits. Mining rights are recorded at acquisition cost less accumulated impairment losses. Mining rights and options to acquire undivided interests in mining rights are depreciated only as these properties are put into commercial production.

Exploration and evaluation expenditures for each separate area of interest are capitalized and include costs associated with prospecting, sampling, trenching, drilling and other work involved in searching for ore like topographical, geological, geochemical and geophysical studies. They also reflect costs related to establishing the technical and commercial viability of extracting a mineral resource identified through exploration and evaluation or acquired through a business combination or asset acquisition.

Exploration and evaluation expenditures include the cost of:

(i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities;

(ii) determining the optimal methods of extraction and metallurgical and treatment processes;

(iii) studies related to surveying, transportation and infrastructure requirements;

(iv) permitting activities; and

(v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures include overhead expenses directly attributable to the related activities.

Cash flows attributable to capitalized exploration and evaluation costs are classified as investing activities in the consolidated statement of cash flows under the heading exploration and evaluation.

Exploration and evaluation assets under a farm-out arrangement (where a farmee incurs certain expenditures in a property to earn an interest in that property) are accounted as follows:

(i) the Company uses the carrying value of the interest before the farm-out arrangement as the carrying value for the portion of the interest retained;

(ii) the Company credits any cash consideration received against the carrying amount of the portion of the interest retained, with an excess included as a gain in profit or loss;

(iii) in the situation where a royalty interest is retained by the Company as a result of an interest earned by the farmee, the Company records the royalty interest received at an amount corresponding to the carrying value of the exploration and evaluation property at the time of the transfer in ownership; and

(iv) the Company does not record exploration expenditures made by the farmee on the property.

o) Goodwill

Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair value of the identifiable net assets acquired. Goodwill is then allocated to the CGU or group of CGUs that are expected to benefit from the synergies of the combination. The Company performs goodwill impairment tests on an annual basis as at December 31 of each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are not reversed.

The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

p) Provision for environmental rehabilitation

Provision for environmental rehabilitation, restructuring costs and legal claims, where applicable, is recognized when:

(i) The Company has a present legal or constructive obligation as a result of past events.

(ii) It is probable that an outflow of resources will be required to settle the obligation.

(iii) The amount can be reliably estimated.

The provision is measured at management's best estimate of the expenditure required to settle the obligation at the end of the reporting period, and is discounted to present value where the effect is material. The increase in the provision due to passage of time is recognized as finance costs. Changes in assumptions or estimates are reflected in the period in which they occur.

Provision for environmental rehabilitation represents the legal and constructive obligations associated with the eventual closure of the Company's property, plant and equipment. These obligations consist of costs associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pretax rate that reflects current market assessments of the time value of money and the risks specific to the obligation, excluding the risks for which future cash flow estimates have already been adjusted.

Reclamation deposits

Reclamation deposits are term deposits held on behalf of the Government of the Province of British Columbia as collateral for possible rehabilitation activities on the Company's mineral properties in connection with permits required for exploration activities. Reclamation deposits are released once the property is restored to satisfactory condition, or as released under the surety bond agreement. As they are restricted from general use, they are included under other assets on the consolidated balance sheets.

q) Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of income (loss), except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity. In this case, the tax is also recognized in other comprehensive income or loss or directly in equity, respectively.

Current income taxes

The current income tax charge is the expected tax payable on the taxable income for the year, using the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates (and laws) that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

q) Royalty, stream and other interests (continued)

Deferred income tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

r) Convertible debentures

The liability and equity components of convertible debentures are presented separately on the consolidated balance sheet starting from initial recognition.

The liability component is recognized initially at the fair value, by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability of comparable credit status and providing substantially the same cash flows that do not have an associated conversion option. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method; the liability component is increased by accretion of the discounted amounts to reach the nominal value of the debentures at maturity.

The carrying amount of the equity component is calculated by deducting the carrying amount of the financial liability from the amount of the debentures and is presented in shareholders' equity as equity component of convertible debenture. The equity component is not re-measured subsequent to initial recognition except on conversion or expiry. A deferred tax liability is recognized with respect to any temporary difference that arises from the initial recognition of the equity component separately from the liability component. The deferred tax is charged directly to the carrying amount of the equity component.  Subsequent changes in the deferred tax liability are recognized through the consolidated statement of income (loss).

Transaction costs are distributed between liability and equity on a pro-rata basis of their carrying amounts.

s) Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

t) Warrants

Warrants are classified as equity. Incremental costs directly attributable to the issuance of warrants are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

u) Revenue recognition

Revenue comprises revenues from the sale of commodities received and revenues directly earned from royalty, stream and other interests.

For royalty and stream agreements paid in-kind and for offtake agreements, the Company's performance obligations relate primarily to the delivery of gold, silver or other products to the customers. Revenue is recognized when control is transferred to the customers, which is achieved when a product is delivered, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer's acceptance of the product. Control over the refined gold, silver and other products is transferred to the customers when the relevant product received (or purchased) from the operator is physically delivered and sold by the Company (or its agent) to the third party customers. For royalty and stream agreements paid in cash, revenue recognition will depend on the related agreement.

Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and other interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

v) Leases

The Company is committed to long-term lease agreements, mainly for office space and mining equipment.

From January 1, 2019, leases are recognized as a right-of-use asset (presented under non-current other assets on the consolidated balance sheet) and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Company's incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Payments associated with short-term leases (12 months or less) and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

w) Share-based compensation

Share option plan

The Company and its subsidiary, Osisko Development, offer a share option plan to their respective directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Any consideration paid on exercise of share options is credited to share capital. The contributed surplus resulting from share-based compensation is transferred to share capital when the options are exercised.

Deferred and restricted share units

The Company and its subsidiary, Osisko Development, offer a deferred share units ("DSU") plan to their respective directors and a restricted share units ("RSU") plan to their officers and employees. DSU may be granted to directors and RSU may be granted to employees, directors and officers as part of their long-term compensation package, entitling them to receive a payment in the form of common shares, cash (based on the Osisko's share price or Osisko Development's share price at the relevant time) or a combination of common shares and cash, at the sole discretion of Osisko or Osisko Development. The fair value of the DSU and RSU granted by Osisko to be settled in common shares is measured on the grant date and is recognized over the vesting period under contributed surplus with a corresponding charge to share-based compensation. The fair value of the DSU and RSU granted by Osisko Development to be settled in common shares is measured on the grant date and is recognized over the vesting period under non-controlling interests with a corresponding charge to share-based compensation. A liability for the DSU and RSU to be settled in cash is measured at fair value on the grant date and is subsequently adjusted at each balance sheet date for changes in fair value. The liability is recognized over the vesting period with a corresponding charge to share-based compensation.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

x) Earnings per share

The calculation of earnings per share ("EPS") is based on the weighted average number of shares outstanding for each period. The basic EPS is calculated by dividing the profit or loss attributable to the equity owners of Osisko by the weighted average number of common shares outstanding during the period.

The computation of diluted EPS assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the income per share. The treasury stock method is used to determine the dilutive effect of the warrants, share options, DSU and RSU and the if-converted method is used for convertible debentures. When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding warrants, share options, DSU and RSU and convertible debentures.

y) Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer ("CEO") who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company's operating segments. Following the acquisition of Barkerville (Note 7) in November 2019, the Company manages its business under two operating segments: (i) acquiring and managing precious metal and other royalties, streams and similar interests, and (ii) the exploration, evaluation and development of mining projects (mainly through Osisko Development).

5. Accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2020.  Many of these updates are not expected to have any significant impact on the Company and are therefore not discussed herein.

Amendments to IAS 16 Property, plant and equipment

The IASB has made amendments to IAS 16 Property, plant and equipment, which will be effective for financial years beginning on or after January 1, 2022. Proceeds from selling items before the related item of property, plant and equipment is available for use should be recognized in profit or loss, together with the costs of producing those items. The Company will therefore need to distinguish between the costs associated with producing and selling items before the item of property, plant and equipment (pre-production revenue) is available for use and the costs associated with making the item of property, plant and equipment available for its intended use. For the sale of items that are not part of a company's ordinary activities, the amendments will require the Company to disclose separately the sales proceeds and related production cost recognized in profit or loss and specify the line items in which such proceeds and costs are included in the statement of comprehensive income (loss). These amendments will have an impact on the Company's consolidated financial statements.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

Mineral reserves and resources - Royalties, streams and other assets

Royalty, stream and other interests comprise a large component of the Company's assets and as such, the mineral reserves and resources of the properties to which the interests relate have a significant effect on the Company's consolidated financial statements. These estimates are applied in determining the depletion of the Company's royalty, stream and other interests and assessing the recoverability of the carrying value of royalty, stream and other interests. For royalty, stream and other interests, the public disclosures of mineral reserves and resources that are released by the operators of the properties involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. These assumptions are, by their very nature, subject to interpretation and uncertainty. The estimates of mineral reserves and resources may change based on additional knowledge gained subsequent to the initial assessment, adjusted by the Company's internal geological specialists, as deemed necessary. Changes in the estimates of mineral reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and other interests.

Mineral reserves and resources - Exploration and development projects

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company's mining properties. The Company estimates its mineral reserve and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101, Standards for Disclosure of Mineral Projects. Such information includes geological data on the size, depth and shape of the mineral deposit, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade that comprise the mineral reserves. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mineral properties and deferred development costs, property, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets and depreciation and amortization charges.

Impairment of royalty, stream and other interests

The assessment of the fair values of royalty, stream and other interests requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, mineral reserve/resource conversion, net asset value multiples, foreign exchange rates, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the royalty, stream and other interests could impact the impairment analysis.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Critical accounting estimates and judgements (continued)

Critical accounting estimates and assumptions (continued)

Impairment of exploration and evaluation assets, mining interests and plant and equipment

The Company's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalized. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalized amount will be written off to the consolidated statement of income (loss).

Development activities commence after project sanctioning by senior management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalized exploration and evaluation expenditure. Such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the consolidated statement of income (loss).

The Company's recoverability of its recorded value of its exploration and evaluation assets, mining interests and plant and equipment is based on market conditions for metals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

At each reporting date, the Company evaluates each mining property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a prolonged period from completion of previous activities, the deferred expenditures related to that property or project are written off or written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

The recoverable amounts of exploration and evaluation assets, mining interests and plant and equipment are determined using the higher of value in use or fair value less costs of disposal. Value in use consists of the net present value of future cash flows expected to be derived from the asset in its current condition based on observable data. The calculations use cash flow projections based on financial budgets approved by management. These cash flow projections are based on expected recoverable ore reserves, selling prices of metals and operating costs. Fair value less costs of disposal consists of the expected sale price (the amount that a market participant would pay for the asset) of the asset net of transaction costs.

The Company may use other approaches in determining the fair value which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; (iii) market capitalization of comparable assets; and (iv) comparable sales transactions. Any changes in the quality and quantity of recoverable ore reserves, expected selling prices and operating costs could materially affect the estimated fair value of mining interests, which could result in material write-downs or write-offs in the future.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Critical accounting estimates and judgements (continued)

Critical accounting estimates and assumptions (continued)

Impairment of goodwill

The Company performs goodwill impairment tests on an annual basis as at December 31 of each year. In addition, the Company assesses for indicators of impairment at each reporting date and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. For the purpose of impairment testing, goodwill is allocated to each CGU or group of CGUs expected to benefit from the synergies of the combination. When completing an impairment test, the Company calculates the estimated recoverable amount of CGU or group of CGUs, which requires management to make estimates and assumptions with respect to items such as future production levels, long-term commodity prices, foreign exchange rates, discount rates and exploration potential.

These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of the CGU or group of CGUs. Accordingly, it is possible that some or the entire carrying amount of the goodwill may be further impaired with the impact recognized in the consolidated statement of income (loss).

The Company performs annual impairment tests using the fair value less cost of disposal of the group of CGUs supporting the goodwill and using discounted cash flows with the most recent budgets and forecasts available, including information from external sources. The periods to be used for the projections are based on the expected production from the mines, the proven and probable mineral reserves and a portion of the resources. The discount rate to be used takes into consideration the different risk factors of the Company.

Provision for environmental rehabilitation

Provision for environmental rehabilitation is based on management best estimates and assumptions, which management believes are a reasonable basis upon which to estimate the future liability, based on the current economic environment. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management and are based on current regulatory requirements. Significant changes in estimates of discount rate, contamination, rehabilitation standards and techniques will result in changes to the provision from period to period. Actual reclamation and closure costs will ultimately depend on future market prices for the costs which will reflect the market condition at the time the costs are actually incurred. The final cost of the rehabilitation provision may be higher or lower than currently provided for.

Critical judgements in applying the Company's accounting policies

Business combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgement. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, and of royalty, stream and other interests and exploration and evaluation properties in particular, generally requires a high degree of judgement. Changes in the judgements made could impact the amounts assigned to assets and liabilities.

Investee - significant influence

The assessment of whether the Company has a significant influence over an investee requires the use of judgements when assessing factors that could give rise to a significant influence. Factors which could lead to the conclusion of having a significant influence over an investee include, but are not limited to, ownership percentage; representation on the board of directors; participation in the policy-making process; material transactions between the investor and the investee; interchange of managerial personnel; provision of essential technical information; and potential voting rights.

Changes in the judgements used in determining if the Company has a significant influence over an investee would impact the accounting treatment of the investment in the investee.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Critical accounting estimates and judgements (continued)

Critical judgements in applying the Company's accounting policies (continued)

Impairment of investments in associates

The Company follows the guidance of IAS 28 Investments in Associates and Joint Ventures to assess whether there are impairment indicators which may lead to the recognition of an impairment loss with respect to its net investment in an associate. This determination requires significant judgement in evaluating if a decline in fair value is significant or prolonged, which triggers a formal impairment test. In making this judgement, the Company's management evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its carrying amount, the volatility of the investment and the financial health and business outlook for the investee, including factors such as the current and expected status of the investee's exploration projects and changes in financing cash flows.

Impairment of exploration and evaluation assets and royalty, stream and other interests on exploration and evaluation properties

Assessment of impairment of exploration and evaluation assets (including exploration and evaluation assets under a farm-out agreement) and royalty, stream and other interests on exploration and evaluation properties requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company's exploration and evaluation assets and royalty, stream and other interests on exploration and evaluation properties. Factors which could trigger an impairment review include, but are not limited to, an expiry of the right to explore in the specific area during the period or will expire in the near future and is not expected to be renewed; substantive exploration and evaluation expenditures in a specific area, taking into consideration such expenditures to be incurred by a farmee, is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area; sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered in full from successful development or by sale; significant negative industry or economic trends; interruptions in exploration and evaluation activities by the Company or its farmee; and a significant change in current or forecast commodity prices.

Changes in the judgements used in determining the fair value of the exploration and evaluation assets and royalty, stream and other interests on exploration and evaluation properties could impact the impairment analysis.

Impairment of development and producing royalty, stream and other interests and goodwill

Assessment of impairment of development and producing royalty, stream and other interests and goodwill requires the use of judgement when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company's development and producing royalty, stream and other interests or goodwill. Factors which could trigger an impairment review include, but are not limited to, a significant market value decline; net assets higher than the market capitalization; a significant change in mineral reserve and resources; significant negative industry or economic trends; interruptions in production activities; significantly lower production than expected; and a significant change in current or forecast commodity prices.

Changes in the judgements used in determining the fair value of the producing royalty, stream and other interests or goodwill could impact the impairment analysis.

Deferred income tax assets

Management continually evaluates the likelihood that it is probable that its deferred tax assets will be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. By its nature, this assessment requires significant judgement.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Spin-out transaction of the mining activities

On November 25, 2020, Osisko completed the spin-out transaction of its mining activities to Osisko Development through a reverse take-over transaction with Barolo Ventures Corp. ("Barolo"), thus forming a new gold development company in North America, with the objective of becoming a mid-tier gold producer. Upon closing, Barolo changed its name to Osisko Development Corp.

History and description of the transaction

On October 5, 2020, Osisko and Barolo had entered into a binding letter agreement (the "Letter Agreement") outlining the terms upon which Osisko would transfer certain mining properties (as described below) and a portfolio of marketable securities (together with the mining properties, the "Contributed Osisko Assets") to Barolo in exchange for common shares of Barolo (the "Barolo Shares"), which would result in a reverse take-over" of Barolo (the "RTO") under the policies of the TSX-V.

The spin-out transaction resulted in, among other things, Osisko transferring certain mining properties and a portfolio of marketable securities (through the transfer of the entities that directly or indirectly own such mining properties and marketable securities) to Osisko Development Holdings Inc. ("Osisko Subco"), following which Osisko Subco and 1269598 BC Ltd. ("Barolo Subco") were amalgamated by way of a triangular amalgamation under the Business Corporations Act (British Columbia) (the "Amalgamation") to form "Amalco". Upon the Amalgamation, Osisko exchanged its Osisko Subco shares for ODV Shares, which resulted in the RTO of Osisko Development.

Transaction costs related to the RTO transaction amounted to approximately $1.3 million and are included under business development expenses on the consolidated statements of income (loss).

Contributed Osisko Assets

The following assets were transferred by Osisko to Osisko Development:

- Cariboo gold project (British Columbia, Canada)

- San Antonio gold project (Sonora, Mexico)

- Bonanza Ledge II gold project (British Columbia, Canada)

- Guerrero exploration properties (Guerrero, Mexico)

- James Bay exploration properties, including the Coulon property (Québec, Canada)

- Portfolio of publicly-listed equity positions

Osisko retained the following royalty or stream interests in the assets transferred to Osisko Development:

- 5% NSR royalty on the Cariboo gold project and Bonanza Ledge II gold project

- 15% gold and silver stream on the San Antonio gold project

- 3% NSR royalty on the James Bay and Guerrero exploration properties

Osisko was also granted the following rights in Osisko Development: (i) a right of first refusal on all future royalties and streams to be offered by Osisko Development; (ii) a right to participate in buybacks of existing royalties held by Osisko Development; and (iii) other rights customary with a transaction of this nature.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Spin-out transaction of the mining activities (continued)

Deemed acquisition of Barolo

The net assets of Barolo acquired were recorded at their estimated relative fair market value at the date of closing of the RTO and are summarized below:

Deemed consideration paid for the deemed acquisition of Barolo	$

233,395 common shares of Osisko Development deemed issued (i)	1,751
Transaction fees	500
2,251

Net liabilities deemed assumed

Net liabilities of Barolo	(164)
Net cost of listing	2,415

(i) Represents the deemed listing fees of Osisko Development.

Financings of Osisko Development

RTO Financing

On November 25, 2020, prior to the effective time of the Amalgamation, upon satisfaction of the escrow release conditions, a total of 13,350,000 subscription receipts of Osisko Subco were issued at a price of $7.50 per subscription receipt under a $100.1 million concurrent financing closed by Osisko Subco on October 29, 2020 (the "RTO Financing"), were converted into 13,350,000 common shares of Osisko Subco and 6,675,000 common share purchase warrants of Osisko Subco, and the net subscription proceeds were released from escrow and paid to Osisko Subco.

Each common share purchase warrant of Osisko Subco outstanding, immediately prior to the effective time of the Amalgamation, was exchanged for one common share purchase warrant of Osisko Development, with each common share purchase warrant of Osisko Development entitling the holder to acquire one ODV Share at a price of $10 per share for a period of 18 months from the effective date of the Amalgamation (which was subsequently extended to 36 months from the date of closing). Transaction costs amounted to $3.0 million, including the Underwriters' commission.

Following completion of the Amalgamation and RTO Financing, Osisko held beneficial ownership and control over 100,000,100 Osisko Development shares, representing approximately 88.0% of the issued and outstanding Osisko Development shares.

Brokered private placement

On December 30, 2020, Osisko Development closed a brokered private placement of 5,367,050 units (the "Brokered Private Placement Units") at a price of $7.50 per Brokered Private Placement Unit for aggregate gross proceeds of approximately $40.2 million, including the exercise in full of the underwriters' option (the "Brokered Private Placement"). Each Brokered Private Placement Unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, with each whole warrant entitling the holder thereof to acquire one common share of Osisko Development at a price of $10.00 per share on or prior to December 1, 2023. The net proceeds of the Brokered Private Placement will be used to further develop the Cariboo gold project and other exploration assets of Osisko Development, and for general corporate purposes. Transaction costs amounted to $2.1 million, including the Underwriters' commission.

Following completion of the Brokered Private Placement, Osisko continued to hold beneficial ownership and control over 100,000,100 Osisko Development shares, representing approximately 84.1% of the issued and outstanding Osisko Development shares.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Acquisition of the San Antonio gold project

In August 2020, Osisko acquired the San Antonio gold project in the state of Sonora in Mexico for US$42.0 million through the (indirect) acquisition of Sapuchi Minera S. de R.L. de C.V. An amount of US$30.0 million was paid in cash by Osisko and the remaining US$12.0 million was paid through the issuance of common shares of Osisko. A total of 1,011,374 Osisko common shares were issued and valued at $15.8 million, based on the closing price of the Company's common shares on the transaction date. Transaction costs amounted to $5.9 million. The San Antonio gold project was subsequently transferred to Osisko Development as part of the RTO transaction (Note 7).

In accordance with IFRS 3 Business Combinations, the transaction has been recorded as an acquisition of assets as the acquired assets and assumed liabilities did not meet the definition of a business.

The total purchase price of $68.1 million was allocated to the assets acquired and the liabilities assumed based on the relative fair value at the closing date of the transaction. All financial assets acquired and financial liabilities assumed were recorded at fair value.

The purchase price was calculated as follows:

Consideration paid	$

Issuance of 1,011,374 common shares	15,846
Cash consideration	40,015
Value-added tax paid on acquisition of assets	6,328
Osisko's transaction costs	5,865
68,054

Net assets acquired	$

Inventories	7,899
Inventories - non-current (1)	16,129
Other non-current assets	6,328
Mining interests and plant and equipment	58,368
Accounts payable and accrued liabilities	(11,369)
Provision and other liabilities	(9,301)
68,054

(1) The inventory balance associated with the ore that was not expected to be processed within 12 months of the acquisition date was classified as non-current and is recorded in the other assets line item on the consolidated balance sheet.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Acquisition of Barkerville Gold Mines Ltd.

On November 21, 2019, the Company acquired all of the outstanding common shares of Barkerville that it did not already own at the date of the transaction. Barkerville is a Canadian exploration and development company focused on the development of its extensive land package located in the historical Cariboo Mining District of central British Columbia, Canada.

For each common share of Barkerville, shareholders received 0.0357 of a common share of Osisko. All of Barkerville's outstanding common share options have been exchanged for common share options ("Barkerville replacement share options") of Osisko using the same share exchange ratio as for the common shares valued at $1.9 million using the Black-Sholes option pricing model.

A total of 13,560,832 Osisko common shares were issued and valued at $160.6 million, based on the closing price of the Company's common shares on the transaction date. A total of 1,005,478 Barkerville replacement share options were issued and valued at $1.9 million, based on the Black-Sholes option pricing model. The fair value of the 10,000,000 Barkerville common share warrants already held by the Company and cancelled was estimated at $0.6 million, using the Black-Sholes option pricing model. Transaction costs amounted to $1.5 million and cash and cash equivalents acquired amounted to $8.3 million.

Prior to the acquisition date, Osisko held an initial investment of 183,625,585 common shares in Barkerville, which was considered as an investment in an associate, having a net book value of $101.4 million. On November 21, 2019, the date of acquisition of Barkerville, the fair value of the initial investment was $77.1 million and has been included as part of consideration for the transaction, resulting in a loss of $24.3 million recorded in the consolidated statements of loss under other (gains) losses, net. Osisko also held a 4% NSR royalty on the Cariboo gold project prior to the acquisition of Barkerville having a net book value of $56.1 million, which was transferred from royalty, stream and other interests to mining interests and plant and equipment on the consolidated balance sheets.

In accordance with IFRS 3 Business Combinations, the transaction has been recorded as an acquisition of assets as the acquired assets and assumed liabilities did not constitute a business.

The total purchase price of $241.7 million was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of the transaction. All financial assets acquired and financial liabilities assumed were recorded at fair value.

The purchase price was calculated as follows:

Consideration paid	$

Issuance of 13,560,832 common shares	160,564
Fair value of 183,625,585 Barkerville common shares already held	77,123
Fair value of 1,005,478 Barkerville replacement share options issued	1,912
Fair value of 10,000,000 warrants of Barkerville already held by Osisko and cancelled	589
Osisko's transaction costs	1,513
241,701

Net assets acquired	$

Cash	8,312
Other current assets	4,565
Reclamation deposits	5,361
Plant and equipment	13,968
Mineral properties	247,054
Accounts payable and accrued liabilities	(16,320)
Provision and other liabilities	(21,239)
241,701

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Cash

As at December 31, 2020 and 2019, the cash position was as follows:

	Osisko Gold Royalties (i)		Osisko Development		Total
	2020	2019(ii)	2020	2019(iii)	2020	2019
	$	$	$	$	$	$

Cash held in Canadian dollars	29,714	4,752	137,374	8,006	167,088	12,758

Cash held in U.S. dollars	59,208	73,502	47,167	-	106,375	73,502
Cash held in U.S. dollars (Canadian equivalent)	75,383	95,465	60,053	-	135,436	95,465
Total cash	105,097	100,217	197,427	8,006	302,524	108,223

(i) Excluding Osisko Development and its subsidiaries.

(ii) Excluding the cash held by Barkerville and the other subsidiaries that were transferred to Osisko Development in 2020 as part of the RTO.

(iii) Corresponds to the cash that was held by Barkerville and the other subsidiaries that were transferred to Osisko Development in 2020 as part of the RTO.

11. Short-term investments

As at December 31, 2020, short-term investments are comprised of a $3.5 million note receivable from an exploration and development mining company, bearing an interest rate of 12.0% and maturing in March 2021.

As at December 31, 2019, short-term investments were comprised of a $15.9 million secured senior loan (Note 15) with Falco Resources Ltd. ("Falco"), an associate of Osisko, bearing interest at a rate of 7.0%. This secured senior loan was amended in November 2020 and the maturity date was extended to December 31, 2022 (Note 15).  As at December 31, 2019, short-term investments also included three other notes receivable from exploration and development mining companies for an aggregate amount of $4.8 million, bearing interest rates ranging from 10.5% to 12.0%.

12. Amounts receivable

	December 31,	December 31,
	2020	2019
	$	$

Revenues receivable from royalty, stream and other interests	1,044	1,257
Interest income receivable	2,474	2,133
Amounts receivable from associates (i)	813	641
Sales taxes and exploration tax credits	7,224	2,063
Other receivables	1,339	236
	12,894	6,330

(i) Amounts receivable from associates are mainly related to professional services and office rent.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Inventories and other assets

	December 31,	December 31,
	2020	2019
	$	$
Current

Ore in stockpiles (i)	8,426	-
Supplies	1,599	1,656
Total current inventories	10,025	1,656

Prepaid expenses and deposits	6,244	3,516
Total current other assets	6,244	3,516

Non-current

Ore in stockpiles (i)	17,279	-
Sales taxes	6,775	-
Reclamation deposits	599	5,361
Deferred financing fees	1,167	1,579
Total non-current other assets	25,820	6,940

(i) The inventory balance associated with the ore that is not expected to be processed within 12 months is classified as non-current and is recorded in the other assets line item on the consolidated balance sheet.

14. Investments in associates

	2020	2019
	$	$
Balance - January 1	103,640	304,911
Acquisitions (i)	14,954	37,335
Interests receivable paid in shares	-	1,820
Exercise of warrants	36	2,209
Share of loss	(7,657)	(22,209)
Share of comprehensive income (loss)	1,506	(352)
Net gain (loss) on ownership dilution (i)	10,381	(3,687)
Disposals (Note 9)	-	(84,293)
Loss on disposals	-	(2,440)
Deemed disposal (Note 9)	-	(77,123)
Gain (loss) on deemed disposals (ii)	5,357	(24,255)
Transfers to other investments (ii)	(8,998)	(9,676)
Impairment (iii)	-	(12,500)
Deemed repurchase of Osisko common shares held by an associate (iv)	-	(6,100)
Balance - December 31	119,219	103,640

(i) In June 2020, Osisko participated in a private placement completed by Osisko Mining Inc. ("Osisko Mining"), an associate of the Company, and invested an additional $14.8 million to acquire 4,054,000 units, each unit being comprised of one common share and one-half of one common share purchase warrants (each full warrant allowing its holder to acquire one common share of Osisko Mining for $5.25 for a period of 18 months following the closing of the transaction). The acquisition price was allocated to the investments in associates ($13.6 million) and warrants ($1.2 million). Following the closing of the private placement, Osisko's interest in Osisko Mining was reduced at the time from 15.8% to 14.7%. As a result, a gain on ownership dilution of $10.4 million was recorded under other gains (losses), net on the consolidated statement of income (loss) for the year ended December 31, 2020.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Investments in associates (continued)

(ii) In 2020, the gain on deemed disposals is related to investments in associates that were transferred to other investments as the Company has considered that it has lost its significant influence over the investees.

In 2019, the loss on deemed disposal was mainly the result of the acquisition of Barkerville, as the Company held shares in Barkerville prior to the acquisition (Note 9).

(iii) On September 30, 2019, the Company determined that its net investment in Falco was impaired. This determination was made considering, among other factors, the duration and extent to which the fair value of an investment is less than its carrying amount, the volatility of the share price and the business outlook for the investee, including factors such as the current and expected status of the investee's development projects. The net investment in Falco was written down to its estimated fair value and, therefore, an impairment charge of $12.5 million ($10.8 million, net of income taxes) was recorded for the year ended December 31, 2019.

(iv) Osisko Mining Inc. ("Osisko Mining"), an associate of Osisko, held common shares of Barkerville prior to the acquisition (Note 9). Following the acquisition of Barkerville, Osisko Mining has received common shares of Osisko, which resulted in a deemed repurchase of common shares by the Company and a related reduction in the net investment in Osisko Mining, based on the ownership interest held in Osisko Mining as at December 31, 2019.

Material investments

Osisko Mining Inc.

Osisko Mining is a Canadian gold exploration and development company focused on its Windfall Lake gold project. Osisko holds a 2.0% - 3.0% NSR royalty on the Windfall Lake gold project, for which a positive preliminary economic assessment was released in July 2019, and a 1% NSR royalty on other properties held by Osisko Mining. The Company invested $7.7 million in Osisko Mining in 2019 and an additional $14.8 million in 2020.

As at December 31, 2020, the Company holds 50,023,569 common shares representing a 14.5% interest in Osisko Mining (15.9% as at December 31, 2019). Based on the fact that some directors of Osisko are also directors of Osisko Mining, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Osisko Mining and accounts for its investment using the equity method.

Osisko Metals Incorporated

Osisko Metals Incorporated ("Osisko Metals") is a Canadian base metal exploration and development company with a focus on zinc mineral assets. The company's flagship properties are the Pine Point mining camp, located in the Northwest Territories and the Bathurst mining camp, located in northern New Brunswick. The Company owns a 2.0% NSR royalty on the Pine Point mining camp and a 1% NSR royalty on the Bathurst mining camp. The Company invested $7.8 million in Osisko Metals in 2019.

As at December 31, 2020, the Company holds 31,127,397 common shares representing a 17.4% interest in Osisko Metals (17.9% as at December 31, 2019). Based on the fact that some officers and directors of Osisko are also directors of Osisko Metals, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Osisko Metals and accounts for its investment using the equity method.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Investments in associates (continued)

Material investments (continued)

The financial information of the individually material associates is as follows and includes adjustments to the accounting policies of the associates to conform to those of Osisko (in thousands of dollars):

	Osisko Mining		Osisko Metals
	2020(i)	2019(i)	2020(i)	2019(i),(ii)
	$	$	$	$

Current assets	326,563	130,495	1,616	13,166
Non-current assets	486,492	526,926	91,828	81,337
Current liabilities	43,482	25,833	3,028	6,139
Non-current liabilities	79,316	68,773	2,935	3,246
Revenues	-	-	-	-

Net loss from continuing operations and net loss	(33,337)	(82,554)	(9,646)	(4,280)
Other comprehensive income (loss)	14,879	(4,453)	(9,818)	(327)
Comprehensive loss	(18,458)	(87,007)	(19,464)	(4,607)

Carrying value of investment(iii)	95,379	73,967	14,204	15,389
Fair value of investment(ii)	185,087	186,177	13,696	12,698

(i) Information is for the reconstructed twelve months ended September 30 and as at September 30.

(ii) Osisko Metals became an individually material associate during the three months period ended December 31, 2019.

(iii) As at December 31, 2020 and 2019.

Investments in immaterial associates

The Company has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information on these associates is as follows:

	2020	2019
	$	$
Aggregate amount of the Company's share of net loss	(1,981)	(2,058)
Aggregate amount of the Company's share of other comprehensive loss	(33)	-
Aggregate carrying value of investments	9,636	14,284
Aggregate fair value of investments	20,951	21,166

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15. Other investments

	2020	2019
	$	$
Fair value through profit or loss (warrants and convertible instruments)
Balance - January 1	1,700	3,348
Acquisitions	4,782	1,085
Exercise	(347)	(1,055)
Change in fair value	2,387	(1,089)
Amendment of a note receivable (i)	16,541	-
Deemed disposal	-	(589)
Balance - December 31	25,063	1,700

Fair value through other comprehensive income (shares)
Balance - January 1	57,409	104,055
Acquisitions	18,602	27,259
Exercise of warrants	452	-
Transfer from associates (Note 14)	8,998	9,676
Change in fair value	40,993	13,287
Disposals - shares repurchase (Note 23)	-	(90,546)
Disposals (ii)	(10,864)	(6,322)
Balance - December 31	115,590	57,409

Amortized cost (notes)
Balance - January 1	8,777	2,200
Acquisitions	7,998	8,777
Transfer from short-term investments	8,467	-
Transfer to short-term investments	-	(2,200)
Impairments	(7,998)	-
Foreign exchange impact revaluation	(383)	-
Balance - December 31	16,861	8,777
Total	157,514	67,886

(i) In November 2020, a $15.9 million secured senior loan with Falco was amended to become convertible after the first anniversary of its execution date into common shares of Falco at a conversion price of $0.55 per share, subject to standard anti-dilution protections. The convertible debenture continues to bear interest at a rate of 7.0% per annum compounded quarterly and has a maturity date of December 31, 2022. The accrued interest receivable of $1.7 million on the loan prior to its conversion was capitalized to the capital of the note. In addition, Falco issued to Osisko 10,664,324 warrants of Falco, each exercisable for one common share of Falco at an exercise price of $0.69 for a period of 24 months from their date of issuance. The fair value of the warrants was evaluated at $1.1 million using the Black-Scholes model.

(ii) In 2019, an investment in a company classified as an investment at fair value through other comprehensive income was acquired by way of a share exchange. This non-cash transaction resulted in the disposal of the investment in the acquiree and the acquisition of an investment in the acquirer for an amount of $5.7 million.

Other investments comprise common shares, warrants, convertible and non-convertible notes receivable, mostly from Canadian publicly traded companies and loans receivables from two private companies, which are holding the Renard diamond mine and the Amulsar gold project (the loans related to the Amulsar gold project were written-off in 2020).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Royalty, stream and other interests

		Year ended December 31, 2020
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	627,567	483,164	19,781	1,130,512
Additions	54,276	11,917	-	66,193
Disposal	(357)	-	-	(357)
Depletion	(23,159)	(21,532)	(914)	(45,605)
Impairment	-	(26,300)	-	(26,300)
Translation adjustments	(1,666)	(6,308)	(341)	(8,315)

Balance - December 31	656,661	440,941	18,526	1,116,128

Producing
Cost	621,503	512,019	18,422	1,151,944
Accumulated depletion and impairment	(367,232)	(188,281)	(13,609)	(569,122)
Net book value - December 31	254,271	323,738	4,813	582,822

Development
Cost	185,170	168,648	31,252	385,070
Accumulated depletion and impairment	(501)	(51,445)	(26,537)	(78,483)
Net book value - December 31	184,669	117,203	4,715	306,587

Exploration and evaluation
Cost	218,395	-	8,998	227,393
Accumulated depletion	(674)	-	-	(674)
Net book value - December 31	217,721	-	8,998	226,719
Total net book value - December 31	656,661	440,941	18,526	1,116,128

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Royalty, stream and other interests (continued)

Main acquisitions - 2020

In April 2020, the Company announced an amendment to its silver stream with respect to the Gibraltar copper mine, located in British Columbia, Canada, which is operated by a wholly-owned subsidiary of Taseko Mines Limited ("Taseko"). Osisko and Taseko have amended the silver stream by reducing the price paid by Osisko for each ounce of refined silver from US$2.75 to nil in exchange for cash consideration of $8.5 million to Taseko.

In August 2020, the Company announced a definitive agreement with Caisse de dépôt et placement du Québec to acquire the outstanding 15% ownership in a portfolio of Canadian precious metals royalties for cash consideration of $12.5 million. The 15% interest represents the remaining portion of the portfolio of royalties purchased from Teck Resources Ltd. in October 2015, including the NSR royalties on the Island Gold and Lamaque mines.

In October 2020, Osisko announced a strategic partnership whereby Regulus Resources Inc. ("Regulus") has agreed to grant certain rights to Osisko in exchange for an upfront cash payment (the "Upfront Payment") of US$12.5 million ($16.4 million).  These rights include the right to acquire royalties to be acquired by Regulus and a right of first refusal on all future royalty or stream transactions in relation to claims of the AntaKori project where Regulus has 100% ownership or any additional claims Regulus might acquire with 100% ownership within a certain area. As a significant initial transaction under the partnership, Regulus has acquired a royalty on the Mina Volare claim of the AntaKori project which represents a 1.5% or 3% NSR depending on location, from a private vendor. As per its right under the partnership, Osisko has elected to acquire 50% of the royalty for 75% of Regulus' purchase price with Osisko's acquisition cost for the royalty included in the Upfront Payment. Regulus has cancelled the remaining 50% of the royalty. As such, the royalty on the Mina Volare claim is now reduced to 0.75% or 1.5% depending on location, in favour of Osisko.

In January and December 2020, Osisko acquired a 2% NSR royalty on the Pine Point zinc project held by Osisko Metals, an associate of the Company, for cash consideration of $13.0 million. Osisko was also granted a right of first offer on any future sales by Osisko Metals of any additional royalties, streams or similar interests on the Pine Point project.

Impairment - 2020

Renard mine diamond stream (Stornoway Diamonds (Canada) Inc.)

In March 2020, the selling price of diamonds decreased significantly as a result of the impact of the COVID-19 pandemic on the diamond market. On March 24, 2020, activities at the Renard diamond mine were suspended and on April 15, 2020, despite the announcement by the Government of Québec to include mining activities as an essential service, the operator of the Renard diamond mine announced the extension of the care and maintenance period of its operations due to depressed diamond market conditions. These were considered as indicators of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at March 31, 2020. The Company recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on the Renard diamond stream during the three months ended March 31, 2020.

On March 31, 2020, the Renard diamond stream was written down to its estimated recoverable amount of $40.0 million, which was determined by the value-in-use using discounted cash-flows approaches and estimated probabilities of different restart scenarios. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on expected long-term diamond price per carat, a pre-tax real discount rate of 10.0% and weighted probabilities of different restart scenarios.

A sensitivity analysis was performed by management for the long-term diamond price, the pre-tax real discount rate and the weighting of the different scenarios. If the long-term diamond price per carat applied to the cash flow projections had been 10% lower than management's estimates, the Company would have recognized an additional impairment charge of $4.1 million ($3.0 million, net of income taxes). If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management's estimates, the Company would have recognized an additional impairment charge of $1.9 million ($1.4 million, net of income taxes). If the probabilities of the different restart scenarios had been 10% more negative than management's estimates, the Company would have recognized an additional impairment charge of $5.5 million ($4.0 million, net of taxes).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Royalty, stream and other interests (continued)

		Year ended December 31, 2019
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	707,723	606,410	100,535	1,414,668
Acquisitions	41,529	48,573	-	90,102
NSR royalty on the Cariboo property owned prior to the acquisition of Barkerville Gold Mines Ltd. (Note 9)	(56,070)	-	-	(56,070)
Transfer	(10,000)	10,000	-	-
Disposal	(2,277)	-	(47,116)	(49,393)
Depletion	(20,908)	(23,335)	(2,766)	(47,009)
Impairment	(27,689)	(138,689)	(27,213)	(193,591)
Translation adjustments	(4,741)	(19,795)	(3,659)	(28,195)

Balance - December 31	627,567	483,164	19,781	1,130,512

Producing
Cost	604,950	509,179	18,792	1,132,921
Accumulated depletion and impairment	(343,677)	(141,826)	(13,001)	(498,504)
Net book value - December 31	261,273	367,353	5,791	634,417

Development
Cost	186,137	168,290	31,881	386,308
Accumulated depletion and impairment	(501)	(52,479)	(27,070)	(80,050)
Net book value - December 31	185,636	115,811	4,811	306,258

Exploration and evaluation
Cost	182,001	-	9,179	191,180
Accumulated depletion	(1,343)	-	-	(1,343)
Net book value - December 31	180,658	-	9,179	189,837

Total net book value - December 31	627,567	483,164	19,781	1,130,512

Main acquisitions - 2019

 Horne 5 property - silver stream (Falco Resources Ltd.)

In 2018, Osisko entered into a binding term sheet to provide Falco with a senior secured silver stream credit facility ("Falco Silver Stream") with reference to up to 100% of the future silver produced from the Horne 5 property located in Rouyn-Noranda, Québec. As part of the Falco Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6 per ounce. The Falco Silver Stream is secured by a first priority lien on the project and all assets of Falco. The Falco Silver Stream was closed in February 2019, which triggered the payment of the first installment of $25.0 million to Falco. Two previously outstanding notes receivable amounting to $20.0 million were applied against the first installment ($10.0 million was included under Short-term investment on the consolidated balance sheet and $10.0 million was under Royalty, stream and other interests as the note was convertible into a 1% NSR royalty at the sole discretion of Osisko) and the remaining balance of $5.0 million was paid to Falco.

 Dublin Gulch property - NSR royalty (Victoria Gold Corp.)

In 2018, Osisko acquired from Victoria Gold Corp. ("Victoria"), an associate of the Company at the time, a 5% NSR royalty for $98.0 million on the Dublin Gulch property which hosts the Eagle Gold project located in Yukon, Canada. Payments totaling $78.4 million were made under the royalty agreement in 2018 and the remaining balance of $19.6 million was paid in 2019.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Royalty, stream and other interests (continued)

Main acquisitions - 2019 (continued)

Mantos Blancos - silver stream (Mantos Copper S.A.)

In September 2019, Osisko invested an additional US$25.0 million ($33.4 million) on its existing silver stream with Mantos Copper S.A. with respect to 100% of the silver produced from the Mantos Blancos copper mine located in Chile. Under the terms of the stream amendments, the ongoing transfer price payment per ounce were reduced from 25% to 8% of the spot silver price on the date of delivery and the tail stream was increased from 30% to 40% of payable silver after 19.3 million ounces of refined silver have been delivered. In addition, Mantos Copper S.A.'s right to buy back 50% of the silver stream was terminated.

Main disposal - 2019

Brucejack offtake

In September 2019, Osisko Bermuda Limited ("OBL"), a wholly owned subsidiary of Osisko, has entered into an agreement with Pretium Exploration Inc., a subsidiary of Pretium Resources Inc. in regards to the sale of OBL's interest in the Brucejack gold offtake contract for a cash purchase price of US$41.3 million ($54.7 million), which was paid in 2019. The disposal generated a gain of US$5.8 million ($7.6 million).

Renard mine diamond stream (Credit bid transaction for Stornoway Diamond Corporation)

In September 2019, Osisko announced that it had entered into a letter of intent ("LOI") with Stornoway Diamond Corporation ("Stornoway") and certain of its subsidiaries  alongside other secured creditors under the bridge financing agreement entered into with Stornoway on June 10, 2020, including Diaquem Inc., a wholly-owned subsidiary of Ressources Québec Inc. (collectively the "Secured Creditors").

Under the terms of the LOI, Osisko and the Secured Creditors have confirmed their intention to form an entity which will acquire by way of a credit bid transaction all or substantially all of the assets and properties of Stornoway, and assume the debts and liabilities owing to the Secured Creditors as well as the ongoing obligations relating to the operation of the Renard mine, subject to certain limited exceptions ("Credit Bid Transaction").

Pursuant to the Credit Bid Transaction, Osisko will maintain its 9.6% diamond stream on the Renard mine and will continue to receive stream deliveries, and has agreed to continue to reinvest its proceeds from the stream for a period of one year from the date of closing of the Credit Bid Transaction. As of December 31, 2020, an amount of $10.9 million ($6.3 million as at December 31, 2019) was advanced from the proceeds of the stream deliveries and is included in other investments.

In connection with the Credit Bid Transaction, Stornoway had applied, on September 9, 2019, to the Superior Court of Québec (Commercial Division) for protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA") in order to restructure its business and financial affairs.

Concurrently with entering into the LOI, Osisko and certain of the Secured Creditors have entered into a definitive and binding working capital facility agreement with Stornoway providing for a working capital facility in an initial amount of $20.0 million, which facility is secured by a priority charge over the assets of Stornoway. Osisko's attributable portion of the working capital facility will be approximately $7.0 million, of which $6.0 million was advanced as of December 31, 2020 ($2.5 million as a December 31, 2019). The working capital facility provides the financing and liquidity required to ensure that the Renard mine continues to operate in an uninterrupted manner.

The Credit Bid Transaction was closed on November 1, 2019 and Osisko became a 35.1% shareholder of the company now holding the Renard diamond mine, which is considered as an associate from that date.

Main impairments - 2019

Renard mine diamond stream (Stornoway Diamond Corporation)

In March 2019, the operator of the Renard diamond mine in Québec, Canada, announced a significant impairment charge of $83.2 million on its Renard diamond mine reflecting an outlook of lower than expected diamond pricing. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at March 31, 2019. The Company recorded an impairment charge of $38.9 million ($28.6 million, net of income taxes) on the Renard diamond stream.

On March 31, 2019, the Renard diamond stream was written down to its estimated recoverable amount of $122.4 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Renard diamond stream is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on expected long-term diamond prices per carat and a post-tax real discount rate of 4.7%.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Royalty, stream and other interests (continued)

Main impairments - 2019 (continued)

In September 2019, the operator of the Renard diamond mine, Stornoway Diamond Corporation, announced that it had applied to the Superior Court of Québec (Commercial Division) for protection under the CCAA in order to restructure its business and financial affairs. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at September 30, 2019. The Company recorded an impairment charge of $47.2 million ($34.6 million, net of income taxes) on the Renard diamond stream.

On September 30, 2019, the Renard diamond stream was written down to its estimated recoverable amount of $70.2 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Renard diamond stream is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on expected long-term diamond prices per carat and a post-tax real discount rate of 4.6%.

A sensitivity analysis was performed by management for the long-term diamond price and the post-tax real discount rate (in isolation). If the long-term diamond price per carat applied to the cash flow projections had been 10% lower than management's estimates, the Company would have recognized an additional impairment charge of $7.0 million ($5.1 million, net of income taxes). If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management's estimates, the Company would have recognized an additional impairment charge of $3.0 million ($2.2 million, net of income taxes).

Amulsar stream and offtake (Lydian International Limited)

In September 2019, Lydian International Limited announced a delay in the timing of the construction activities, expected first gold pour and ramp up to full production as a result of the 15-month blockade on construction as well as changes to the expected life of mine and annual production for the Amulsar project in Armenia. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at September 30, 2019. The Company recorded an impairment charge of US$9.9 million ($13.1 million) on the Amulsar stream and offtake.

On September 30, 2019, the Amulsar stream and offtake were written down to their estimated recoverable amount of US$73.7 million ($97.0 million), which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Amulsar stream and offtake is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of gold and silver from the Amulsar stream and offtake over the estimated life of the Amulsar mine, based on expected long-term gold and silver prices per ounce of US$1,350 and US$17.75, respectively, and a post-tax real discount rate of 6.1%.

In December 2019, Lydian International Limited announced that it had applied to the Ontario Superior Court of Justice for protection under the CCAA in order to restructure its business and financial affairs. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at December 31, 2019. The Company recorded an impairment charge of US$51.3 million ($66.7 million) on the Amulsar stream and offtake.

On December 31, 2019, the Amulsar stream and offtake were written down to their estimated recoverable amount of US$22.3 million ($29.0 million), which was determined by the fair value less cost of disposal using discounted cash-flows approaches and estimated probabilities of different exit scenarios from CCAA. The fair value of the Amulsar stream and offtake is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of gold and silver from the potential amendment of the Amulsar stream over the estimated life of the Amulsar mine, based on expected long-term gold and silver prices per ounce of US$1,400 and US$17.50, respectively, a post-tax real discount rate of 10.1% and potential amendments of the Amulsar stream agreement resulting from probability weighted exit scenarios from the CCAA process.

A sensitivity analysis was performed by management for the long-term gold and silver prices and the post-tax real discount rate (in isolation). If the long-term gold and silver prices per ounce applied to the cash flow projections had been 10% lower than management's estimates, the Company would have recognized an additional impairment charge of US$2.0 million ($2.6 million). If the probabilities of the different scenarios had been 10% lower (negative) than management's estimates, the Company would have recognized an additional impairment charge of US$4.5 million ($5.8 million). If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management's estimates, the Company would have recognized an additional impairment charge of US$1.6 million ($2.1 million).

In addition, an impairment of US$3.6 million ($4.7 million) was taken on a note receivable and amounts receivable from Lydian in 2019 (Note 15).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Royalty, stream and other interests (continued)

Main impairments - 2019 (continued)

Éléonore royalty (Newmont Corporation)

In February 2020, the operator of the Éléonore gold mine in Québec, Canada, announced that it has updated its mineral reserve and resource estimates for the Éléonore mine as at December 31, 2019. As a result of the update, proven and probable gold mineral reserves and resources decreased by approximately 50%. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at December 31, 2019. The Company recorded an impairment charge of $27.2 million ($20.0 million, net of income taxes) on the Éléonore NSR royalty for the year ended December 31, 2019.

On December 31, 2019, the Éléonore NSR royalty was written down to its estimated recoverable amount of $101.3 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Éléonore NSR royalty is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of gold received from the Éléonore NSR royalty based on the long-term annual gold production of 355,000 ounces over the estimated life of the Éléonore mine, the long-term gold price of US$1,400 per ounce and a post-tax real discount rate of 4.1%, adjusted for the decrease in reserves and resources.

A sensitivity analysis was performed by management for the long-term gold price and the post-tax real discount rate (in isolation). If the long-term gold price applied to the cash flow projections had been 10% lower than management's estimates (US$1,260 per ounce instead of US$1,400 per ounce), the Company would have recognized an additional impairment charge of $10.1 million. If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management's estimates (5.1% instead of 4.1%), the Company would have recognized an additional impairment charge of $4.2 million.

17. Mining interests and plant and equipment

	2020			2019
	Mining interests	Plant and equipment (i)	Total	Mining interests	Plant and equipment (i)	Total
	$	$	$	$	$	$

Net book value - January 1	320,008	23,685	343,693	-	189	189
Adoption of IFRS 16	-	-	-	-	9,432	9,432
Acquisition of the San Antonio gold project (Note 8)	57,038	1,330	58,368	-	-	-
Acquisition of Barkerville Gold Mines Ltd. (Note 9)	-	-	-	258,153	13,968	272,121
NSR royalty held on the Cariboo property prior to the acquisition of Barkerville Gold Mines Ltd. (Note 9)	-	-	-	56,070	-	56,070
Additions	75,437	10,915	86,352	5,555	1,595	7,150
Mining tax credit	(4,608)	-	(4,608)	-	-	-
Environmental rehabilitation asset	3,414	-	3,414
Depreciation	-	(5,340)	(5,340)	-	(1,499)	(1,499)
Depreciation capitalized	4,019	-	4,019	230	-	230
Share-based compensation capitalized	688	-	688	230	-	230
Write-off	-	(388)	(388)	-	-	-
Currency translation adjustments	3,307	7	3,314	-	-	-
Net book value - December 31	459,303	30,209	489,512	320,008	23,685	343,693

Closing balance
Cost	459,303	37,545	496,848	320,008	25,681	345,689
Accumulated depreciation	-	(7,336)	(7,336)	-	(1,996)	(1,996)
Net book value	459,303	30,209	489,512	320,008	23,685	343,693

(i) Plant and equipment includes right-of-use assets of $10.8 million as at December 31, 2020 ($9.4 million as at December 31, 2019).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Exploration and evaluation

	2020	2019
	$	$
Net book value - January 1	42,949	95,002
Additions	201	221
Transfer to royalty, stream and other interests (i)	(631)	(2,288)
Impairment (ii)	-	(49,986)
Net book value - December 31	42,519	42,949
Closing balance
Cost	100,709	101,139
Accumulated impairments	(58,190)	(58,190)
Net book value	42,519	42,949

(i) In 2016, the Company entered into earn-in agreements for properties in the James Bay area. In 2019 and 2020, the ownership of certain properties were transferred to the counterparty of the earn-in agreements, and the Company retained royalties on these properties. The earn-in agreements were terminated by the parties in 2020.

(ii) In 2019, the Company incurred an impairment charge of $50.0 million ($37.6 million, net of income taxes) on its Coulon zinc project in Canada for which the Company determined that further exploration and evaluation expenditures are no longer planned in the near term and that the carrying amount of the asset is unlikely to be recovered in full from a sale of the project at the current time. On December 31, 2019, the Coulon project was written down to its estimated recoverable amount of $10.0 million, which was determined by the fair value less cost of disposal using a market approach, based on a dollar value per thousand pounds of mineral reserve/resource of zinc equivalent for comparable sales transactions realized.

19. Goodwill

The Company's goodwill is allocated to a group of cash generating units: the Éléonore NSR royalty and the Canadian Malartic NSR royalty ("CGUs").

The Company tests whether goodwill has suffered any impairment on an annual basis. The recoverable amount of the CGUs is determined based on the fair value less costs of disposal calculations using a discounted cash-flows approach, which require the use of assumptions and unobservable inputs, and therefore is classified as level 3 of the fair value hierarchy. The calculations use cash flow projections expected to be generated by the sale of gold and silver received from the CGUs based on annual gold and silver production over their estimated life from publicly released technical information by the operators to predict future performance.

The following table sets out the key assumptions for the CGUs in addition to annual gold and silver production over the estimated life of the Éléonore and Canadian Malartic mines:

	2020	2019
Long-term gold price (per ounce)	US$1,600	US$1,400
Long-term silver price (per ounce)	US$20	US$18
Post-tax real discount rate	3.5%	4.1%

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19. Goodwill (continued)

Management has determined the values assigned to each of the above key assumptions as follows:

Assumption	Approach used to determine values

Long-term gold price	Based on current gold market trends consistent with external sources of information, such as long-term gold price consensus.

Long-term silver price	Based on current silver market trends consistent with external sources of information, such as long-term silver price consensus.

Post-tax real discount rate	Reflects specific risks relating to gold mines operating in Québec, Canada.

The Company's management has considered and assessed reasonably possible changes for key assumptions and has not identified any instances that could cause the carrying amount of the CGUs to exceed their recoverable amounts.

20. Accounts payable and accrued liabilities

	December 31,	December 31,
	2020	2019
	$	$

Trade payables	12,771	6,836
Other payables	19,093	6,044
Income taxes payable	6,055	-
Other accrued liabilities	8,804	5,627
Accrued interests on long-term debt	166	265
	46,889	18,772

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21. Provisions and other liabilities

	Year ended December 31, 2020					Year ended December 31, 2019
	Environmental rehabilitation(ii)	Lease liabilities(iii)	Total	Restricted share units(i)	Deferred share units(i)	Environmental Rehabilitation(i)	Lease liabilities(iii)	Total
	$	$	$	$	$	$	$	$
Balance - January 1	20,527	10,127	30,654	32	3,462	-	-	3,494
Acquisition of the San Antonio gold project (Note 8)	9,301	-	9,301	-	-	-	-	-
Acquisition of Barkerville Gold Mines Ltd. (Note 9)	-	-	-	-	-	20,549	-	20,549
Adoption of IFRS 16	-	-	-	-	-	-	10,893	10,893
New liabilities	4,176	2,394	6,570	11	416	-	-	427
Revision of estimates	(310)	-	(310)	2	388	(111)	-	279
Accretion	820	-	820	-	-	89	-	89
Settlement/payments of liabilities	(500)	(1,155)	(1,655)	(45)	(544)	-	(766)	(1,355)
DSU to be settled in equity	-	-	-	-	(3,722)	-	-	(3,722)
Currency translation adjustments	587	-	587	-	-	-	-	-
Balance - December 31	34,601	11,366	45,967	-	-	20,527	10,127	30,654
Current portion	3,019	1,412	4,431	-	-	493	796	1,289
Non-current portion	31,582	9,954	41,536	-	-	20,034	9,331	29,365
	34,601	11,366	45,967	-	-	20,527	10,127	30,654

(i) Additional information on the Deferred Share Units ("DSU") and Restricted Share Units ("RSU") are presented in Note 23.

(ii) The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company's mining interests, plant and equipment and exploration and evaluation assets. As at December 31, 2020, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $40.7 million. The weighted average actualization rate used is 3.5% and the disbursements are expected to be made from 2021 to 2030 as per the current closure plans.

(iii) The lease liabilities are mainly related to leases for office space and mining equipment.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22. Long-term debt

The movements in the long-term debt are as follows:

	2020	2019
	$	$
Balance - January 1	349,042	352,769
Increase in revolving credit facility	71,660	19,772
Decrease in revolving credit facility	(19,205)	(30,000)
Amortization of transaction costs	2,238	2,134
Accretion expense	4,972	4,657
Foreign exchange revaluation impact	(8,278)	(290)
Balance - December 31	400,429	349,042

The summary of the long-term debt is as follows:

	December 31,	December 31,
	2020	2019
	$	$

Convertible debentures(i),(ii)	350,000	350,000
Revolving credit facility(iii)	63,659	19,482
Long-term debt	413,659	369,482
Unamortized debt issuance costs	(4,495)	(6,733)
Unamortized accretion on convertible debentures	(8,735)	(13,707)
Long-term debt, net of issuance costs	400,429	349,042
Current portion	49,867	-
Non-current portion	350,562	349,042
	400,429	349,042

(i) Convertible debenture (2016)

In February 2016, the Company issued a senior non-guaranteed convertible debenture of $50.0 million to Investissement Québec. The convertible debenture bore interest at a rate of 4.0% per annum payable on a quarterly basis and had a five-year term maturing on February 12, 2021. The convertible debenture was repaid in full on February 12, 2021.

(ii) Convertible debentures (2017)

In November 2017, the Company closed a bought-deal offering of convertible senior unsecured debentures (the "Debentures") in an aggregate principal of $300.0 million (the "Offering"). The Offering was comprised of a public offering, by way of a short form prospectus, of $184.0 million aggregate principal amount of Debentures and a private placement offering of $116.0 million aggregate principal amount of Debentures.

The Debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures will be convertible at the holder's option into common shares of the Company at a conversion price equal to $22.89 per common share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020. The Debentures are listed for trading on the TSX under the symbol "OR.DB".

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22. Long-term debt (continued)

(iii) Revolving credit facility

In September 2019, the Company amended its Facility increasing the amount from $350.0 million to $400.0 million, with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $500.0 million), and extended its maturity date by one year to November 14, 2023.

The uncommitted accordion is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets from the royalty, stream and other interests segment.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, London Inter-Bank Offer Rate ("LIBOR") or a comparable or successor rate in the event that LIBOR ceases to be available, plus an applicable margin depending on the Company's leverage ratio. As at December 31, 2020, the Facility was drawn for US$50.0 million ($63.7 million) and the effective interest rate was 2.5%, including the applicable margin. In February 2021, the Company drew an additional $50.0 million to repay the Investissement Québec convertible debenture. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements.  As at December 31, 2020, all such ratios and requirements were met.

23. Share capital

Shares

Authorized

Unlimited number of common shares, without par value

Unlimited number of preferred shares, issuable in series

Issued and fully paid

167,165,341 common shares

Year ended December 31, 2020

Private Placement with Investissement Québec

In April 2020, the Company completed a private placement of 7,727,273 common shares at a price of $11.00 per common share for total gross proceeds of $85.0 million (the "Private Placement") with Investissement Québec. The net proceeds from the Private Placement was used for general working capital purposes.

Acquisition of the San Antonio gold project

In August 2020, Osisko acquired the San Antonio gold project (Note 8) in the state of Sonora in Mexico. As part of the acquisition, a total of 1,011,374 common shares of Osisko were issued and valued at $15.8 million, based on the closing price of the Company's common shares on the transaction date.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23. Share capital (continued)

Shares (continued)

Year ended December 31, 2020 (continued)

Osisko Development Corp. - Bought-deal private placement

Concurrent with the transaction described in Note 7, Osisko Development had entered into an engagement letter with underwriters pursuant to which the underwriters had agreed to buy, on a "bought deal" private placement basis, 13,350,000 subscription receipts (the "Subscription Receipts") at a subscription price of $7.50 per Subscription Receipt (the "Issue Price") for gross proceeds of approximately $100.1 million (the "Financing"). Each Subscription Receipt entitled the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, on or about the date that the transaction was completed, one common share of Osisko Development ("Osisko Development Share") and one-half-of-one warrant to purchase an Osisko Development Share (each whole warrant, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one Osisko Development Share for $10.00 for an 18-month period following the closing of the transaction (the Warrants maturity date was subsequently extended to December 1, 2023). The Financing was completed on October 29, 2020 and share issue expenses related to this private placement amounted to $3.6 million ($2.6 million, net of income taxes).

Osisko Development Corp. - Brokered private placement

On December 30, 2020, Osisko Development completed a brokered private placement through the issuance of 5,367,050 units of the Company at a price of $7.50 per unit for aggregate gross proceeds of $40.2 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, which each whole warrant entitling the holder to acquire one common share of Osisko Development at a price of $10.00 per share on or prior to December 1, 2023. Share issue expenses related to this private placement amounted to $2.1 million ($1.6 million, net of income taxes).

Osisko Development Corp. - Shares to be issued

In December 2020, Osisko Development received proceeds from a private placement that was closed in 2021 (Note 36). As a result, Osisko Development recorded $73.9 million under shares to be issued on their consolidated balance sheet at December 31, 2020 (under non-controlling interests on the Company's balance sheet).

Year ended December 31, 2019

Share repurchase and secondary offering

On June 25, 2019, Osisko announced that Betelgeuse LLC ("Orion"), a jointly owned subsidiary of certain investment funds managed by Orion Resource Partners, had entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase, on a bought deal basis, an aggregate of 7,850,000 common shares of the Company held by Orion (the "Secondary Offering") at an offering price of $14.10 per common share (the "Secondary Offering Price"). Osisko has not received any of the proceeds of the Secondary Offering. Orion had granted the underwriters an over-allotment option (the "Over-Allotment Option"), exercisable at any time up to 30 days from and including the date of closing of the Secondary Offering, to purchase up to 1,177,500 additional common shares, at the Secondary Offering Price. The Secondary Offering closed on July 11, 2019 and the Over-Allotment Option was exercised in full by the underwriters on July 18, 2019.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23. Share capital (continued)

Shares (continued)

Year ended December 31, 2019 (continued)

Share repurchase and secondary offering (continued)

In a concurrent transaction, Osisko purchased for cancellation 12,385,717 of its common shares from Orion (the "Share Repurchase"), for an aggregate purchase price paid by Osisko to Orion of $174.6 million. The purchase price per common share to be paid by Osisko under the Share Repurchase was determined to be the Secondary Offering Price. Payment from Osisko to Orion consists of a combination of cash ($129.5 million) and the direct transfer of investments in associates and other investments held by Osisko ($45.1 million). In a concurrent transaction, Osisko has also sold to separate entities managed by Orion Resource Partners certain other equity securities held by Osisko for cash. The Share Repurchase resulted in an 8% reduction in basic common shares outstanding following the Share Repurchase.

On June 28, 2019, Osisko and Orion completed the first tranche of the Share Repurchase. A total of 7,319,499 common shares of Osisko were acquired from Orion and subsequently cancelled. A portion of the purchase price of $103.2 million for the first tranche of the Share Repurchase was paid in cash (from the sale of all of the common shares held by Osisko in Dalradian to another entity managed by Orion Resource Partners) and a portion was paid in the form of the transfer from Osisko to Orion of investments in associates and other investments.

On July 15, 2019, Osisko and Orion closed the second tranche of the Share Repurchase for the acquisition and cancellation of 5,066,218 common shares of Osisko. The purchase price of $71.4 million was paid in cash (from the sale of all of the common shares held by Osisko in Victoria to another entity managed by Orion Resource Partners for a cash consideration of $71.4 million).

Company	Settlement	Quarter	Value

Victoria Gold Corp. (associate)	Cash	Third	$71.4 million
Dalradian Resources Inc. (other investment)	Cash	Second	$58.1 million
Aquila Resources Inc. (associate)	Transfer	Second	$9.7 million
Highland Copper Company Inc. (associate)	Transfer	Second	$3.0 million
Other investments	Transfer	Second	$32.4 million

$174.6 million

The transaction costs related to the Share Repurchase and Secondary Offering were reimbursed by Orion.

Employee Share Purchase Plan

The Company established an employee share purchase plan. Under the terms of the plan, the Company contributes an amount equal to 60% of the eligible employee's contribution towards the acquisition of common shares from treasury on a quarterly basis.

Osisko Development established a similar plan for its employees in 2020.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23. Share capital (continued)

Shares (continued)

Normal Course Issuer Bid

In December 2020, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2020 NCIB program, Osisko may acquire up to 14,610,718 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2020 NCIB program are authorized until December 11, 2021. Daily purchases will be limited to 138,366 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2020, being 553,464 Common Shares.

In December 2019, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2019 NCIB program, Osisko could acquire up to 13,681,732 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2019 NCIB program were authorized until December 11, 2020. Daily purchases were limited to 126,674 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2019, being 506,698 Common Shares.

During the year ended December 31, 2020, the Company purchased for cancellation a total of 429,722 common shares under the 2019 NCIB program for $3.9 million (average acquisition price per share of $9.15). During the year ended December 31, 2019, the Company purchased for cancellation a total of 983,900 common shares under the 2018 NCIB program for $11.8 million (average acquisition price per share of $12.02).

Dividends

The following table provides details on the dividends declared by the Company for the years ended December 31, 2020 and 2019:

Declaration date	Dividend per share	Record date	Payment date	Dividend payable	Dividend reinvestment plan(i)
	$			$

February 19, 2020	0.05	March 31, 2020	April 15, 2020	7,879,000	24,809,311
May 12, 2020	0.05	June 30, 2020	July 15, 2020	8,259,000	27,492,302
August 5, 2020	0.05	September 30, 2020	October 15, 2020	8,342,000	9,822,963
November 9, 2020	0.05	December 31, 2020	January 15, 2021	8,358,000	11,525,456
	0.20			32,838,000

February 20, 2019	0.05	March 29, 2019	April 15, 2019	7,757,000	5,087,058
May 1, 2019	0.05	June 28, 2019	July 15, 2019	7,145,000	8,157,756
July 31, 2019	0.05	September 30, 2019	October 15, 2019	7,201,000	5,672,755
November 6, 2019	0.05	December 31, 2019	January 15, 2020	7,874,000	6,666,723
	0.20			29,977,000

(i) Number of common shares held by shareholders participating in the dividend reinvestment plan described below.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23. Share capital (continued)

Dividends (continued)

Dividend reinvestment plan

The Company has a dividend reinvestment plan ("DRIP") that allows Canadian and U. S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As at December 31, 2020, the holders of 11,525,456 common shares had elected to participate in the DRIP, representing dividends payable of $0.6 million. During the year ended December 31, 2020, the Company issued 268,173 common shares under the DRIP, at a discount rate of 3% (198,609 common shares in 2019 at a discount rate of 3%). On January 15, 2021, 37,545 common shares were issued under the DRIP at a discount rate of 3%.

Capital management

The Company's primary objective when managing capital is to maximize returns for its shareholders by growing its asset base, both organically through strategic investments in exploration and development companies and through accretive acquisitions of high-quality royalties, streams and other similar interests, while ensuring capital protection. The Company defines capital as long-term debt and total equity, including the undrawn portion of the revolving credit facility. Capital is managed by the Company's management and governed by the Board of Directors.

	December 31,	December 31,
	2020	2019
	$	$
Long-term debt	400,429	349,042
Total equity	1,841,032	1,493,446
Undrawn revolving credit facility(i)	336,340	380,518
	2,577,801	2,223,006

(i) Excluding the potential additional available credit (accordion) of $100.0 million as at December 31, 2020 and 2019 (Note 22).

There were no changes in the Company's approach to capital management during the year ended December 31, 2020, compared to the prior year. The Company is not subject to material externally imposed capital requirements and is in compliance with all its covenants under its revolving credit facility (Note 22) as at December 31, 2020.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

24. Warrants

The following table summarizes the Company's movements for the warrants outstanding:

	2020			2019
			Weighted			Weighted
			average			average
	Number of		exercise	Number of		exercise
	Warrants(i)	Amount	price	Warrants	Amount	price
		$	$		$	$
Balance - January 1	5,480,000	18,072	36.50	11,195,500	30,901	27.61
Expired	-	-	-	(5,715,500)	(12,829)	19.08
Balance - December 31	5,480,000	18,072	36.50	5,480,000	18,072	36.50

(i) 5,715,500 warrants entitling the holder to purchase one common share of Osisko at a price of $19.08 expired unexercised on February 26, 2019.

(ii) 5,480,000 warrants entitling the holder to purchase one common share of Osisko at a price of $36.50 until March 5, 2022.

25. Share-based compensation

Share options

The Company and its subsidiary, Osisko Development, offer a share option plan (the "Plans") to their directors, officers, management, employees and consultants. Options may be granted at an exercise price determined by the respective Board of Directors but shall not be less than the closing market price of the common shares of the Company on the TSX on the day prior to their grant. No participant shall be granted an option which exceeds 5% of the issued and outstanding shares of the issuer at the time of granting of the option. The number of common shares issued to insiders of the issuer within one year and issuable to the insiders at any time under the Plans or combined with all other share compensation arrangements, cannot exceed 8% (10% under Osisko Development's plan) of the issued and outstanding common shares of the related issuer. The duration and the vesting period are determined by the Board of Directors. However, the expiry date may not exceed 7 years (10 years under Osisko Development's plan) after the date of granting.

Osisko Gold Royalties Ltd

The following table summarizes information about the movement of the share options outstanding under the Osisko's plan:

	2020		2019
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - January 1	4,939,344	14.40	4,305,980	14.49
Granted (i)	1,201,100	13.51	1,292,200	13.51
Issued - Barkerville replacement share options (ii)	-	-	1,005,478	14.89
Exercised	(673,470)	11.27	(1,504,515)	14.29
Forfeited	(341,300)	13.61	(151,800)	13.74
Expired	(884,805)	16.56	(7,999)	15.80
Balance - December 31	4,240,869	14.22	4,939,344	14.40
Options exercisable - December 31	2,208,070	14.96	2,988,713	14.87

(i) Options were granted to officers, management, employees and/or consultants.

(ii) Share options issued as replacement share options following the acquisition of Barkerville (Note 9).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

25. Share-based compensation (continued)

Share options (continued)

Osisko Gold Royalties Ltd (continued)

The weighted average share price when share options were exercised during the year ended December 31, 2020 was $14.83 ($16.24 for the year ended December 31, 2019).

The following table summarizes the Osisko's share options outstanding as at December 31, 2020:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$

9.83 - 12.97	888,414	12.70	3.3	489,580	12.66
13.10 - 14.78	2,505,546	13.55	3.0	901,581	13.56
15.97 - 18.07	763,014	16.79	1.5	733,014	16.82
24.72 - 27.77	83,895	27.12	1.1	83,895	27.12
	4,240,869	14.22	2.8	2,208,070	14.96

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	2020	2019
Dividend per share	1%	1%
Expected volatility	39%	34%
Risk-free interest rate	0.3%	2%
Expected life	46 months	49 months
Weighted average share price	$13.51	$13.51
Weighted average fair value of options granted	$3.56	$3.41

The expected volatility was estimated using Osisko's historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is recognized as compensation expense over the vesting period. In 2020, the total share-based compensation related to share options granted under the Osisko's plan on the consolidated statements of income (loss) amounted to $2.8 million ($2.9 million in 2019), including $0.3 million capitalized to mining assets and plant and equipment.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

25. Share-based compensation (continued)

Share options (continued)

Osisko Development Corp.

In 2020, 1,199,100 share options were granted under the Osisko Development's plan at an exercise price of $7.62. As at December 31, 2020, no options were exercisable and the remaining contractual life of these options, which vest over 3 years starting two years after the grant, was 5.0 years.

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

2020
Dividend per share	-
Expected volatility	63%
Risk-free interest rate	0.4%
Expected life	48 months
Weighted average share price	$7.62
Weighted average fair value of options granted	$3.64

The expected volatility was estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

The fair value of the share options is recognized as compensation expense over the vesting period. In 2020, the total share-based compensation related to share options granted under the Osisko Development plan on the consolidated statement of income (loss) was insignificant.

Deferred and restricted share units

The Company and its subsidiary, Osisko Development, offer a DSU plan and a RSU plan, which allow DSU and RSU to be granted to directors, officers and employees as part of their long-term compensation package. Under the plans, payments may be settled in the form of common shares, cash or a combination of common shares and cash, at the sole discretion of the issuer.

Osisko Gold Royalties Ltd

The following table summarizes information about the movement of the DSU and RSU outstanding under the Osisko's plan:

	2020		2019
	DSU(i) (equity)	RSU(ii) (equity)	DSU (cash)	DSU(i) (equity)	RSU (cash)	RSU(ii) (equity)

Balance - January 1	325,207	1,190,038	317,209	-	3,046	848,759
Granted	97,995	504,560	-	66,000	-	592,300
Reinvested dividends	5,558	17,143	2,352	2,529	23	14,600
Settled	(20,196)	(365,399)	(37,185)	(16,866)	(3,069)	(176,704)
Transfer from cash-settled to equity-settled (iii)	-	-	(282,376)	282,376	-	-
Forfeited	-	(103,440)	-	(8,832)	-	(88,917)
Balance - December 31	408,564	1,242,902	-	325,207	-	1,190,038
Balance - Vested	309,862	-	-	267,565	-	70,320

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

25. Share-based compensation (continued)

Deferred and restricted share units (continued)

Osisko Gold Royalties Ltd (continued)

(i) Unless otherwise decided by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities. The DSU granted in 2020 have a weighted average value of $12.35 per DSU ($13.61 per DSU in 2019).

(ii) On December 31, 2019, 150,000 RSU were granted to an officer (with a value of $12.70 per RSU) and will vest and be payable in equal tranches over a three-year period (1/3 per year), in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. An additional 75,000 RSU were also granted (with a value of $12.70 per RSU) and vested during the three months ended March 31, 2020 following the acquisition by the officer of a total of 75,000 common shares of the Company. A total of 34,852 common shares were issued to the officer (after deducting the income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities). The remaining RSU vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures.

The value of the payout is determined by multiplying the number of RSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted in function of the applicable terms for the performance-based components, when applicable. On the settlement date, one common share is issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities. The RSU granted in 2020 have a weighted average value of $13.56 per RSU ($13.61 per RSU in 2019).

(iii) In May 2019, following an amendment to the DSU Plan, all outstanding DSU were transferred from cash-settled to equity-settled as the Company now intends to settle these DSU in equity instead of cash. The Company has reclassified the fair value at the date of transfer from provisions and other liabilities to contributed surplus.

The total share-based compensation expense related to the Osisko's DSU and RSU plans in 2020 amounted to $6.8 million ($5.4 million in 2019), including $0.6 million capitalized to mining assets and plant and equipment expenses (nil in 2019).

Based on the closing price of the common shares at December 31, 2020 ($16.13), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested RSU and DSU to be settled in equity amounts to $2.7 million ($2.3 million as at December 31, 2019) and to $14.2 million based on all RSU and DSU outstanding ($10.2 million as at December 31, 2019).

Osisko Development Corp.

In 2020, 170,620 DSU were granted under the Osisko Development's plan. The DSU granted will vest the day prior to the annual general meeting to be held in 2022. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities. The DSU granted in 2020 have a weighted average value of $7.62 per DSU.

The total share-based compensation expense related to the Osisko Development's DSU plan in 2020 was insignificant.

Based on the closing price of the common shares at December 31, 2020 ($7.59), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko Development is expected to transfer to the tax authorities to settle the employees' tax obligations related to the DSU outstanding amounts to $0.7 million. No RSU were granted in 2020.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

26. Income taxes

(a) Income tax expense

The income tax recorded in the consolidated statements of income (loss) for the years ended December 31, 2020 and 2019 is presented as follows:

	2020	2019
	$	$

Current income tax
Expense for the year (i)	7,153	797
Current income tax expense	7,153	797

Deferred income tax (Note 26 (b)):
Origination and reversal of temporary differences	(1,062)	(45,186)
Impact of changes in tax rates	11	98
Change in unrecognized deductible temporary differences	6,570	3,891
Other	(1,759)	-
Deferred income tax expense (recovery)	3,760	(41,197)
Income tax expense (recovery)	10,913	(40,400)

(i) In 2020, the current income tax expense includes an amount of US$4.5 million ($5.8 million) resulting from the San Antonio stream transaction (payable in 2021).

The provision for income taxes presented in the consolidated statements of income (loss) differs from the amount that would arise using the statutory income tax rate applicable to income of the consolidated entities, as a result of the following:

	2020	2019
	$	$

Income (loss) before income taxes	27,142	(274,595)

Income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate	7,193	(73,042)
Increase (decrease) in income taxes resulting from:
Non-deductible expenses, net	1,142	738
(Non-deductible) non-taxable portion of capital losses, net	(2,908)	7,186
Non-taxable foreign exchange gain	(1,153)	(357)
Differences in foreign statutory tax rates	(408)	19,758
Share of equity loss of associates	1,015	2,954
Tax benefits not recognized	6,570	1,582
Foreign withholding taxes	778	584
Taxable foreign accrual property income	432	99
Tax rate changes of deferred income taxes	11	98
Other	(1,759)	-
Total income tax recovery (expense)	10,913	(40,400)

The 2020 Canadian federal and provincial statutory income tax rate is 26.5% (26.6% in 2019).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

26. Income taxes (continued)

(b) Deferred income taxes

The components that give rise to deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2020	2019
	$	$
Deferred tax assets:
Stream interests	34,278	28,826
Non-capital losses	8,195	170
Deferred and restricted share units	4,008	2,865
Share and debt issue expenses	4,562	(113)
	51,043	31,748
Deferred tax liabilities:
Royalty interests and exploration and evaluation assets	(93,266)	(77,641)
Investments	(9,437)	1,911
Convertible debentures	(2,315)	(3,632)
Other	(454)	149
	(105,472)	(79,213)
Deferred tax liability, net	(54,429)	(47,465)

Deferred tax assets and liabilities have been offset in the balance sheets where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The 2020 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:

	Dec. 31, 2019	Statement of income (loss)	Equity	Other comprehensive income (loss)	Benefit from flow-through shares	Translation adjustments	Dec. 31, 2020
	$	$	$	$	$	$	$
Deferred tax assets:
Stream interests	28,826	5,452	-	-	-	-	34,278
Non-capital losses	170	8,025	-	-	-	-	8,195
Deferred and restricted share units	2,865	435	708	-	-	-	4,008
Share and debt issue expenses	(113)	(569)	5,244	-	-	-	4,562
Deferred tax liabilities:
Royalty interests and exploration and evaluation assets	(77,641)	(16,204)		388	66	125	(93,266)
Investments	1,911	(1,613)	-	(9,707)	(28)	-	(9,437)
Convertible debentures	(3,632)	1,317	-	-	-	-	(2,315)
Other	149	(603)	-	-	-	-	(454)
	(47,465)	(3,760)	5,952	(9,319)	38	125	(54,429)

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

26. Income taxes (continued)

(b) Deferred income taxes (continued)

The 2019 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:

	Dec. 31, 2018	Statement of income (loss)	Equity	Other comprehensive loss	Translation adjustments	Dec. 31, 2019
	$	$	$	$	$	$
Deferred tax assets:
Stream interests	7,133	21,693	-	-	-	28,826
Share and debt issue expenses	989	(1,036)	(66)	-	-	(113)
Deferred and restricted share units	2,032	726	107	-	-	2,865
Non-capital losses	-	170	-	-	-	170
Other assets	120	29	-	-	-	149

Deferred tax liabilities:
Royalty interests and exploration and evaluation assets	(88,787)	11,769	-	(949)	326	(77,641)
Investments	(3,898)	6,612	-	(803)	-	1,911
Convertible debentures	(4,866)	1,234	-	-	-	(3,632)
	(87,277)	41,197	41	(1,752)	326	(47,465)

(c) Unrecognized deferred tax liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2020, is $110.8 million ($73.4 million as at December 31, 2019). No deferred tax liabilities are recognized on the temporary differences associated with investments in subsidiaries because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

(d) Unrecognized deferred tax assets

As at December 31, 2020, the Company had temporary differences with a tax benefit of $15.2 million ($4.9 million as at December 31, 2019) which are not recognized as deferred tax assets. The Company recognizes the benefit of tax attributes only to the extent of anticipated future taxable income that can be reduced by these attributes.

	December 31, 2020	December 31, 2019
	$	$

Mineral stream interests - Mexico	5,796	-
Unrealized losses on investments in associates	2,850	3,109
Unrealized losses on investments available for sale	3,679	-
Non-capital losses carried forward	1,130	1,756
Other	1,711	19
	15,166	4,884

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

27. Additional information on the consolidated statements of income (loss)

	2020	2019
	$	$
Revenues

Royalty interests	111,305	97,146
Stream interests	45,269	42,976
Offtake interests	57,056	252,477
	213,630	392,599

Cost of sales

Royalty interests	512	272
Stream interests	8,988	13,437
Offtake interests	54,200	249,172
	63,700	262,881

	2020	2019
	$	$
Operating expenses by nature

Impairment of assets	26,300	243,576
Depletion and depreciation	46,904	48,270
Employee benefit expenses (see below)	20,142	20,701
Professional fees	7,631	3,453
Insurance costs	1,820	812
Communication and promotional expenses	1,265	1,006
Rent and office expenses	1,052	828
Public company expenses	971	822
Travel expenses	413	1,108
Gain on disposal of stream and offtake interests	-	(7,636)
Deemed listing fees of Osisko Development (Note 7)	1,751	-
Cost recoveries from associates	(618)	(595)
Other expenses	596	599
	108,227	312,944
Employee benefit expenses

Salaries and wages	12,282	15,122
Share-based compensation	9,361	8,328
Cost recoveries from associates	(1,501)	(2,749)
	20,142	20,701

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

27. Additional information on the consolidated statements of income (loss) (continued)

Other gains (losses), net

Change in fair value of financial assets at fair value through profit and loss	2,386	(1,089)
Net gain (loss) on dilution of investments in associates (Note 14)	10,381	(3,687)
Net gain on acquisition of investments(i)	3,827	1,006
Net gain (loss) on disposal of investments(ii)	5,357	(27,391)
Impairment of an investment in an associate (Note 14)	-	(12,500)
Impairment of other investments	(7,998)	(4,724)
Other	(331)	-
	13,622	(48,385)

(i) Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

(ii) In 2019, the net loss on disposal of investments includes the net losses realized on the deemed disposal of associates (Note 14).

28. Key management

Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services is presented below:

	2020	2019
	$	$

Salaries and short-term employee benefits	5,776	6,182
Share-based compensation	6,665	5,151
Cost recoveries from associates	(300)	(600)
	12,141	10,733

Key management employees are subject to employment agreements which provide for payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted and deferred share units and share options.

29. Net earnings (loss) per share

	2020	2019
	$	$

Net earnings (loss) attributable to Osisko Gold Royalties Ltd's shareholders	16,876	(234,195)

Basic weighted average number of common shares outstanding (in thousands)	162,303	151,266
Dilutive effect of share options	125	-
Diluted weighted average number of common shares	162,428	151,266

Net earnings (loss) per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted	0.10	(1.55)

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29. Net earnings (loss) per share (continued)

For the year ended December 31, 2020, 3,031,912 share options, 5,480,000 outstanding warrants and the 15,726,705 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

As a result of the net loss for the year ended December 31, 2019, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share.

30. Additional information on the consolidated statements of cash flows

	2020	2019
	$	$

Interests received measured using the effective rate method	1,673	2,583
Interests paid on long-term debt	17,308	15,680
Dividends received	-	150
Income taxes paid	1,358	797

Changes in non-cash working capital items
Decrease (increase) in amounts receivable	(4,678)	4,929
Increase in other current assets	(1,311)	(1,449)
Increase (decrease) in accounts payable and accrued liabilities	7,723	(8,260)
	1,734	(4,780)

Tax credits receivable related to the exploration and evaluation assets
January 1	936	281
December 31	5,546	936

31. Financial risks

The Company's activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and other price risk), credit risk and liquidity risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's performance.

Risk management is carried out under policies approved by the Board of Directors. The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative financial instruments and non-derivative financial instruments, and investment in excess liquidities.

(a) Market risks

(i) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates.

The Company's interest rate risk on financial assets is primarily related to cash, which bear interest at variable rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant. Short-term investments and other financial assets are not exposed to interest rate risk because they are mostly non-interest bearing or bear interest at fixed rates, except for derivative financial instruments (warrants). Short-term investments bearing interest at variable rates are not significant, and therefore, a 0.5% increase (decrease) in interest rates would result in an immaterial impact.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31. Financial risks (continued)

(a) Market risks (continued)

(i) Interest rate risk (continued)

Financial liabilities are not exposed to interest rate risk because they are non-interest bearing or bear a fixed interest rate, except for the revolving credit facility which bears a variable interest rate. Based on the revolving credit facility's balances as at December 31, 2020 and 2019, the impact on net financial expenses over a 12-month horizon of a 0.5% shift in interest rates would not be significant.

(ii) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency volatility, primarily with respect to the US dollar. The Company holds balances in cash denominated in U.S. dollars and can draw on its credit facility in U.S. dollars and is therefore exposed to gains or losses on foreign exchange.

As at December 31, 2020 and 2019, the balances in U.S. dollars held by entities having the Canadian dollar as their functional currency were as follows:

	December 31,
	2020	2019
	$	$

Cash and cash equivalents	90,638	46,267
Amounts receivable	1,709	-
Other assets	1,327	567
Accounts payable and accrued liabilities	(110)	(86)
Revolving credit facility	(50,000)	(15,000)
Net exposure, in US dollars	43,564	31,748
Equivalent in Canadian dollars	55,466	41,234

Based on the balances as at December 31, 2020, a 5% fluctuation in the exchange rates on that date (with all other variables being constant) would have resulted in a variation of net earnings of approximately $1.2 million in 2020 ($1.3 million in 2019).

(iii) Other price risk

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and development mining companies. The equity prices of long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at December 31, 2020, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) the net earnings by $1.7 million and the other comprehensive income (loss) by $10.0 million for the year ended December 31, 2020. Based on the Company's long-term investments held as at December 31, 2019, a 10% increase (decrease) in the equity prices of these investments would have decreased (increased) the net earnings by $0.4 million and would have increased (decreased) the other comprehensive income (loss) by $5.7 million for the year ended December 31, 2019.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31. Financial risks (continued)

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments, amounts receivable, notes receivable, other financing facilities receivable and reclamation deposits. The Company reduces its credit risk by investing its cash in high interest savings accounts with Canadian and U.S. recognized financial institutions and its reclamation deposits in guaranteed investments certificates issued by Canadian chartered banks. In the case of amounts receivable, notes receivable and other financing facilities, the Company performs either a credit analysis or ensures that it has sufficient guarantees in case of a non-payment by the third party to cover the net book value of the note. A provision is recorded if there is an expected credit loss based on the analysis. In some cases, the loans receivable could be applied against stream deposits due by the Company or converted into a royalty if the third party is not able to reimburse its loan. As at December 31, 2020, a provision of $12.7 million ($4.7 million as at December 31, 2019) is recorded as a result of the expected credit loss analysis.

The maximum credit exposure of the Company corresponds to the respective instrument's net carrying amount.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, taking into account the requirements related to its investment commitments, mining properties and exploration and evaluation assets and matching the maturity profile of financial assets and liabilities. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures. The Company also manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 23. As at December 31, 2020, cash is invested in interest savings accounts held with Canadian and U.S. recognized financial institutions.

As at December 31, 2020, all financial liabilities to be settled in cash or by the transfer of other financial assets mature within 90 days, except for the convertible debentures, the revolving credit facility and the lease liabilities, which are described below:

	As at December 31, 2020
	Amount payable		Estimated annual payments
	at maturity	Maturity	2021	2022	2023	2024	2025-2029
	$		$	$	$	$

Conv. debenture (2016)	50,000	February 12, 2021	50,236	-	-	-	-
Conv. debentures (2017)	300,000	December 31, 2022	12,000	312,000	-	-	-
Lease liabilities	-	December 31, 2029	1,915	2,135	1,920	1,284	6,422
Revolving credit facility(i)	63,660	November 14, 2023	2,716	2,716	66,150	-	-
	413,660		66,867	316,851	68,070	1,284	6,422

(i) The interest payable is based on the actual interest rate as at December 31, 2020.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

32. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1-	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2-	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3-	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			December 31, 2020
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	23,904	23,904
Other minerals	-	-	1,159	1,159
Financial assets at fair value through other
comprehensive income (loss)(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	95,796	-	-	95,796
Other minerals	19,794	-	-	19,794
	115,590	-	25,063	140,653

			December 31, 2019
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	1,067	1,067
Other minerals	-	-	633	633
Financial assets at fair value through other
comprehensive income (loss)(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	48,295	-	-	48,295
Other minerals	9,114	-	-	9,114
	57,409	-	1,700	59,109

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

32. Fair value of financial instruments (continued)

During the years ended December 31, 2020 and 2019, there were no transfers among Level 1, Level 2 and Level 3.

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices on a recognized securities exchange at the balance sheet dates. The quoted market price used for financial assets held by the Company is the last transaction price. Instruments included in Level 1 consist primarily of common shares trading on recognized securities exchanges, such as the TSX or the TSX Venture.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on the Company's specific estimates. If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in Level 2. Instruments included in Level 2 consist of notes receivable and the liability related to share exchange rights. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

Financial instruments in Level 3

Financial instruments classified in Level 3 include investments in private companies and warrants held by the Company that are not traded on a recognized securities exchange. At each balance sheet date, the fair value of investments held in private companies is evaluated using a discounted cash-flows approach. The main valuation inputs used in the cash-flows models being significant unobservable inputs, these investments are classified in Level 3. The fair value of the investments in warrants is determined using the Black-Scholes option pricing model which includes significant inputs not based on observable market data. Therefore, investments in warrants are included in Level 3.

The following table presents the changes in the Level 3 investments (warrants, convertible debentures and investments in private companies) for the years ended December 31, 2020 and 2019:

	2020	2019
	$	$

Balance - January 1	1,700	59,600
Acquisitions	4,782	2,885
Amendment of a note receivable (Note 15)	16,541	-
Disposal (Note 23)	-	(58,641)
Warrants exercised	(347)	(1,055)
Change in fair value - warrants exercised(i)	102	(250)
Change in fair value - warrants expired(i)	(48)	(165)
Change in fair value - investments held at the end of the period(i)	2,333	(674)
Balance - December 31	25,063	1,700

(i) Recognized in the consolidated statements of income (loss) under other gains (losses), net for the warrants and in the consolidated statements of other comprehensive income (loss) under changes in fair value of financial assets at fair value through comprehensive income (loss) for the investments in common shares in private companies.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

32. Fair value of financial instruments (continued)

Financial instruments in Level 3 (continued)

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities and the convertible debenture of publicly traded mining exploration and development companies, classified as Level 3, is determined using directly or indirectly the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would lead to an insignificant variation in the fair value of the warrants and the convertible debenture as at December 31, 2020 and 2019.

Foreign exchange contracts

In 2019, the Company entered into foreign exchange contracts (collar options) to sell U.S. dollars and buy Canadian dollars for a total nominal amount of US$12.0 million. The contracts were put in place to protect revenues in Canadian dollars (from the sale of gold ounces received from royalty interests which are denominated in U.S. dollars) from a stronger Canadian dollar. The fair value of the contracts is booked at each reporting period on the consolidated balance sheets. As at December 31, 2020, there were no foreign exchange contracts outstanding.

Financial instruments not measured at fair value on the consolidated balance sheets

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, short-term investments, trade receivables, amounts receivable from associates and other receivables, notes receivable, other financing facilities receivable, accounts payable and accrued liabilities and the long-term debt. The fair values of cash, short-term investments, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The carrying values of the liability under the revolving credit facility approximates its fair value given that the credit spread is similar to the credit spread the Company would obtain under similar conditions at the reporting date. The fair value of the non-current notes receivable and other financing credit facilities receivable approximate their carrying value as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumptions of those financial instruments.

The following table presents the carrying amount and the fair value of long-term debt:

	December 31, 2020		December 31, 2019
	Fair value	Carrying amount	Fair Value	Carrying amount
	$	$

Long-term debt - Level 1	318,000	286,903	303,240	280,807
Long-term debt - Level 2	49,928	49,866	49,103	48,753
Balance	367,928	336,769	352,343	329,560

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

33. Segment disclosure

Following the acquisition of Barkerville in November 2019, the chief operating decision-maker organizes and manages the business under two operating segments: (i) acquiring and managing precious metal and other royalties, streams and similar interests, and (ii) the exploration, evaluation and development of mining projects. The assets, liabilities, revenues, expenses and cash flows of Osisko and its subsidiaries, other than Osisko Development and its subsidiaries, are attributable to the precious metal and other royalties, streams and similar interests operating segment. The assets, liabilities, revenues, expenses and cash flows of Osisko Development and its subsidiaries are attributable to the exploration, evaluation and development of the mining projects operating segment. Prior to the acquisition of Barkerville, the Company had only one operating segment, which was the acquiring and managing precious metal and other royalties, streams and similar interests. The comparative figures have been restated to conform to the actual segments.

The following table presents the main assets, liabilities, revenues, expenses and cash flows per operating segment:

	Year ended December 31, 2020
	Royalties, streams and similar interests (i)	Mining exploration, evaluation and development (ii)	Intersegment transactions(iii)	Consolidated
	$	$	$	$

Cash	105,097	197,427	-	302,524
Current assets	117,592	218,478	(882)	335,188
Investments in associates and other investments	166,589	110,144	-	276,733
Royalty, stream and other interests	1,203,781	-	(87,653)	1,116,128
Mining interests and plant and equipment	9,011	407,000	73,501	489,512
Exploration and evaluation assets	-	41,869	650	42,519
Goodwill	111,204	-	-	111,204
Total assets	1,609,349	802,144	(14,384)	2,397,104

Long-term debt	400,429	-	-	400,429

Revenues	213,630	-	-	213,630
Gross profit	104,325	-	-	104,325
Operating expenses	(28,021)	(8,301)	-	(36,322)
Impairments	(36,298)	-	-	(36,298)
Net earnings (loss)	23,501	(7,272)	-	16,229

Cash flows from operating activities	113,962	(5,984)	-	107,978
Cash flows from investing activities	(161,131)	(61,968)	-	(223,099)
Cash flows from financing activities	109,444	207,417	-	316,861

	Year ended December 31, 2019
	Royalties, streams and similar interests (i)	Mining exploration, evaluation and development (ii)	Intersegment transactions(iii)	Consolidated
	$	$	$	$

Cash	100,217	8,006	-	108,223
Current assets	127,547	12,882	-	140,429
Investments in associates and other investments	113,169	58,357	-	171,526
Royalty, stream and other interests	1,187,082	-	(56,570)	1,130,512
Mining interests and plant and equipment	9,915	277,208	56,570	343,693
Exploration and evaluation assets	-	42,949	-	42,949
Goodwill	111,204	-	-	111,204
Total assets	1,608,353	338,900	-	1,947,253

Long-term debt	349,042	-	-	349,042

Revenues	392,599	-	-	392,599
Gross profit	82,709	-	-	82,709
Operating expenses	(26,151)	(3,844)	-	(29,995)
Gain on disposal of an offtake interest	7,636	-	-	7,636
Impairments	(198,315)	(62,485)	-	(260,800)
Net loss	(158,493)	(75,702)	-	(234,195)

Cash flows from operating activities	99,266	(7,668)	-	91,598
Cash flows from investing activities	4,854	2,708	-	7,562
Cash flows from financing activities	(161,910)	-	-	(161,910)

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(ii) Osisko Development Corp. and its subsidiaries as at December 31, 2020 (represents the assets of Barkerville and the other mining assets transferred to Osisko Development through the RTO transaction (Note 7) as at December 31, 2019).

(iii) The adjustments are related to intersegment balances and to royalties and streams held by Osisko Gold Royalties on assets held by Osisko Development, which are cancelled on the consolidation.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

33. Segment disclosure (continued)

Royalty, stream and other interests - Geographic revenues

All of the Company's revenues are attributable to the precious metal and other royalties, streams and similar interests operating segment.  Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the years ended December 31, 2020 and 2019, royalty, stream and other interest revenues were mainly earned from the following jurisdictions:

	North America	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2020
Royalties	106,780	554	52	3,919	-	111,305
Streams	13,999	19,862	2,098	-	9,310	45,269
Offtakes	57,056	-	-	-	-	57,056

	177,835	20,416	2,150	3,919	9,310	213,630

2019
Royalties	93,092	330	59	3,665	-	97,146
Streams	21,588	11,849	2,005	-	7,535	42,977
Offtakes	252,476	-	-	-	-	252,476

	367,156	12,179	2,064	3,665	7,535	392,599

For the year ended December 31, 2020, one royalty interest generated revenues of $66.8 million ($61.1 million for the year ended December 31, 2019), which represented 43% of revenues (44% of revenues for the year ended December 31, 2019) (excluding revenues generated from the offtake interests).

For the year ended December 31, 2020, revenues generated from precious metals and diamonds represented 94% and 4%, respectively, of total revenues (92% and 6% excluding offtakes, respectively). For the year ended December 31, 2019, revenues generated from precious metals and diamonds represented 94% and 5%, respectively, of total revenues (84% and 13% excluding offtakes, respectively).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

33. Segment disclosure (continued)

Royalty, stream and other interests - Geographic net assets

The following table summarizes the royalty, stream and other interests by country, as at December 31, 2020 and 2019, which is based on the location of the property related to the royalty, stream or other interests:

	North America	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

December 31, 2020
Royalties	576,835	46,374	9,924	8,313	-	15,215	656,661
Streams	172,879	183,679	1,481	-	28,392	54,510	440,941
Offtakes	5,690	-	8,119	-	4,717	-	18,526

	755,404	230,053	19,524	8,313	33,109	69,725	1,116,128

December 31, 2019
Royalties	560,246	31,657	9,961	10,488	-	15,215	627,567
Streams	194,344	198,021	2,435	-	28,963	59,401	483,164
Offtakes	6,689	-	8,282	-	4,810	-	19,781

	761,279	229,678	20,678	10,488	33,773	74,616	1,130,512

Exploration, evaluation and development of mining projects

The inventories, mining interests, plant and equipment and exploration and evaluation assets related to the exploration, evaluation and development of mining projects (excluding the intersegment transactions) are located in Canada and in Mexico, and are detailed as follow as at December 31, 2020 and 2019:

	December 31, 2020			December 31, 2019
	Canada	Mexico	Total	Canada	Mexico	Total
	$	$	$	$	$	$
Assets
Inventories	1,599	25,705	27,304	1,656	-	1,656
Mining interests, plant and equipment	344,903	62,097	407,000	277,208	-	277,208
Exploration and evaluation assets	40,680	1,189	41,869	41,725	1,224	42,949
Total assets	704,998	97,146	802,144	337,615	1,285	338,900

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

34. Related party transactions

An amount of $0.8 million (including sales taxes) is receivable from associates and included in amounts receivable as at December 31, 2020 ($0.5 million as at December 31, 2019).

In 2020, interest revenues of $1.0 million ($0.9 million in 2019) were accounted for with regards to notes receivable from associates. As at December 31, 2020, interests receivable from associates of $1.9 million are included in amounts receivable ($0.9 million as at December 31, 2019). Loans, notes receivable, and the convertible debenture from associates amounted to $33.4 million as at December 31, 2020 ($24.7 million as at December 31, 2019) and are included in short-term investments and other investments on the consolidated balance sheets.

In 2019, two notes receivable from Falco amounting to $20.0 million were applied against the first installment of a secured silver stream credit facility (Note 16) and the related interests receivable of $1.8 million were converted into common shares of Falco.

Additional transactions with related parties are described under Notes 11, 14, 16, 18, 23 and 28.

35. Commitments

Offtake and stream purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production to be purchased			Per ounce/carat cash payment (US$)			Term of agreement	Date of contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond
Amulsar stream(1),(7)	4.22%	62.5%		$400	$4		40 years	November 2015
Amulsar offtake(2),(7)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	November 2015
Back Forty stream(3)	18.5%	85%		30% spot price (max $600)	$4		Life of mine	March 2015 (silver) Nov. 2017 (gold) Amended June 2020
Mantos Blancos stream(4)		100%			8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream			9.6%			Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
Sasa stream(5)		100%			$5		40 years	November 2015
Gibraltar stream(6)		75%			nil		Life of mine	March 2018 Amended April 2020

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

35. Commitments (continued)

Offtake and stream purchase agreements (continued)

(1) Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered.  Subject to multiple buy-down options: 50% for US$34.4 million and US$31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2) Offtake percentage will increase to 84.87% if Lydian elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to Osisko (less any ounces delivered pursuant to the Amulsar stream).

(3) The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.

(4) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%.

(5) 3% or consumer price index (CPI) per ounce price escalation after 2016.

(6) Under the silver stream, transfer payments were totaling US$2.75 per ounce of silver delivered up to April 24, 2020 and nil thereafter following an amendment to the silver stream agreement in April 2020. Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production, which represents 75% of Gibraltar mine's production, until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco's share of silver production thereafter.

(7) In December 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, Osisko became a shareholder of Lydian following a credit bid transaction (36.2% as at December 31, 2020).

Investments in royalty and stream interests

As at December 31, 2020, significant commitments related to the acquisition of royalties and streams are detailed in the following table:

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project (gold stream)	US$2.5 million US$5.0 million	Completion of an equity financing for proceeds of no less than US$6.0 million. Receipt of all material permits for the construction and operation of the project.
		US$25.0 million	Pro rata to drawdowns on debt finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$20.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way and surface rights on the property.
		$35.0 million	Receipt of all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

36. Subsequent events

 Dividend

On February 24, 2021, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on April 15, 2021 to shareholders of record as of the close of business on March 31, 2021.

Financings - Osisko Development Corp.

 On January 8, 2021, Osisko Development closed the first tranche of non-brokered private placement for 9,346,464 units of Osisko Development at a price of $7.50 per unit for aggregate gross proceeds of approximately $68.6 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, with each whole warrant entitling the holder thereof to acquire one common share of Osisko Development at a price of $10.00 per share on or prior to December 1, 2023.

 On February 5, 2021, Osisko Development closed the final tranche of non-brokered private placement for 1,515,731 units of Osisko Development at a price of $7.50 per unit for aggregate gross proceeds of approximately $11.2 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, with each whole warrant entitling the holder thereof to acquire one common share of Osisko Development at a price of $10.00 per share.

The proceeds of the financing will be used to further develop the Cariboo gold project, advance the San Antonio gold project towards production and for general corporate purposes.

After these financings, the Company's interest in Osisko Development decreased to 77.0%.

On February 16, 2021, Osisko Development announced a $30.0 million flow-through private placement of 1,657,800 flow-through shares at a price of $9.05 per share and 1,334,500 charity flow-through shares at a price of $11.24 per share. In addition, the underwriters have been granted an option, exercisable in whole or in part up to 48 hours prior to the closing of the private placement, to purchase up to 15% of the number of offered shares at their respective issue price. The private placement is expected to close on or about March 18, 2021, and is subject to certain conditions including, but not limited to, regulatory approvals, including conditional listing approval of the TSX-V.